[ARCH LOGO APPEARS HERE]
                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-63519


                        ARCH COMMUNICATIONS GROUP, INC.

                     PROXY STATEMENT/PROSPECTUS SUPPLEMENT
                             DATED APRIL 20, 1999

  This is a supplement to the proxy statement/prospectus dated December 18, 1998 of Arch Communications Group, Inc. relating to Arch's offering of:

  . non-transferable subscription rights to purchase 44,893,166 shares of common stock for $2.00 per share

  . transferable warrants to purchase shares of common stock for approximately $3.00 per share to the extent that the subscription rights are not exercised

  The non-transferable subscription rights have been distributed to you as a stockholder of record as of the close of business on January 27, 1999. You should read this supplement in conjunction with the proxy statement/prospectus.

  Please see the section entitled "Risk Factors" on page 15 of the proxy statement/prospectus for a discussion of risks associated with the offering.

  Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved the Arch securities to be issued in the offering or determined if this supplement to the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

Pending Merger

  Arch expects to complete its acquisition of MobileMedia in early June 1999. On April 12, 1999, the bankruptcy court entered an order confirming MobileMedia's plan of reorganization, including the merger of MobileMedia into Arch. On March 7, 1999, the FCC's order approving the transfer of MobileMedia's FCC licenses to Arch in connection with the merger became final. See "The Merger Agreement" and "The MobileMedia Plan of Reorganization".

Rights Offering

  The rights offering will expire at 5:00 p.m., New York City time, on May 14, 1999.

Financing Arrangements

  On April 9, 1999, Arch's subsidiary, Arch Escrow, completed an offering of $147.0 million principal amount of 13.75% senior notes due 2008 to qualified institutional buyers under Rule 144A. The notes were sold at 95.091% of par for proceeds before selling discounts and expenses of $139.8 million.

  On April 9, 1999, five lenders executed a commitment letter with Arch's subsidiary, API, to increase API's existing credit facility from $400.0 million to $581.0 million, subject to certain reductions. See "Description of Certain Arch Indebtedness -- API Credit Facility".

  Arch intends to fund the merger through a combination of:

  . the proceeds of Arch Escrow's senior note offering

  . borrowings under API's credit facility

  . the proceeds from the rights offering, including the related purchase commitments of the standby purchasers, and the proceeds from the concurrent rights offering being made to Arch's existing stockholders

Reverse Stock Split

  On July 27, 1998, The Nasdaq Stock Market, Inc. notified Arch that Arch's common stock was not in compliance with the minimum closing bid price requirement of $5.00 per share for continued listing on the Nasdaq National Market. In response to Nasdaq's notification, Arch sought and obtained approval from its stockholders on January 26, 1999 for a reverse stock split designed to increase the minimum closing bid price of the common stock above $5.00 per share. Nasdaq has informed Arch that it must be in compliance with all requirements for continued listing on the Nasdaq National Market by June 30, 1999 or the common stock will be delisted on that date. Listing of the common stock on the Nasdaq National Market is a condition to the consummation of the merger. Arch intends to implement the reverse stock split in conjunction with or shortly after the closing of the merger. The size of the reverse stock split depends on the market price of the common stock and will be announced prior to implementation.

Updated Financial Information for Arch and MobileMedia

  Attached as Appendix A are Arch's audited financial statements as of December 31, 1997 and 1998 and for each of the three years ended December 31, 1998. Attached as Appendix B are MobileMedia's audited financial statements as of December 31, 1997 and 1998 and for each of the three years ended December 31, 1998.

Arch Financial Information and Results of Operations

  The following table presents selected items from Arch's Consolidated Statements of Operations as a percentage of net revenues (total revenues less cost of products sold). It also presents other selected information for the periods indicated:

                                              Year Ended December 31,
                                            --------------------------------
                                              1996        1997        1998
                                            ---------   ---------   --------
                                            (dollars in thousands except
                                                  per pager data)
Total revenues.............................     109.0%      107.9%     107.8%
Cost of products sold......................      (9.0)       (7.9)      (7.8)
                                            ---------   ---------   --------
Net revenues...............................     100.0       100.0      100.0
Operating expenses:
Service, rental and maintenance............      21.4        21.7       21.1
Selling....................................      15.4        14.0       12.8
General and administrative.................      28.4        28.8       29.2
Depreciation and amortization..............      63.1        63.2       57.7
Restructuring charge.......................        --          --        3.8
                                            ---------   ---------   --------
Operating income (loss)....................     (28.3)%     (27.7)%    (24.6)%
                                            =========   =========   ========
Net income (loss)..........................     (37.7)%     (49.5)%    (53.7)%
                                            =========   =========   ========
Adjusted EBITDA............................      34.8%       35.4%      36.9%
                                            =========   =========   ========
Cash flows provided by operating
 activities................................ $  37,802   $  63,590   $ 81,105
Cash flows used in investing activities.... $(490,626)  $(102,769)  $(82,868)
Cash flows provided by financing
 activities................................ $ 452,678   $  39,010   $     68
Annual service, rental and maintenance
 expenses per pager........................ $      25   $      22   $     20

 Year Ended December 31, 1998 Compared with Year Ended December 31, 1997.

  Total revenues increased to $413.6 million (a 4.2% increase) in the year ended December 31, 1998 from $396.8 million in the year ended December 31, 1997. Net revenues (total revenues less cost of products sold) increased to $383.7 million (a 4.4% increase) in the year ended December 31, 1998 from $367.7 million in the year ended December 31, 1997. Total revenues and net revenues in the year ended December 31, 1998 were adversely affected by a general slowing of industry growth, compared to prior years. Although industry sources estimate that the number of paging units in service grew at an annual rate of approximately 25% between 1992 and 1997, growth in basic paging services has slowed considerably since 1997. Revenues were also adversely affected in the fourth quarter of 1998 by:

  . Arch's decision, in anticipation of the merger, not to replace normal attrition among direct sales personnel

  . the reduced effectiveness of Arch's reseller channel of distribution

  . reduced sales through Arch-operated retail stores.

  Arch expects revenue to continue to be adversely affected in 1999 due to these factors.

  Service, rental and maintenance revenues, which consist primarily of recurring revenues associated with the sale or lease of pagers, increased to $371.2 million (a 5.5% increase) in the year ended December 31, 1998 from $351.9 million in the year ended December 31, 1997. These increases in revenues were due primarily to the increase, through internal growth, in the number of units in service from 3.9 million at December 31, 1997 to 4.3 million at December 31, 1998. Maintenance revenues represented less than 10% of total service, rental and maintenance revenues in the years ended December 31, 1998 and 1997. Arch does not differentiate between service and rental revenues. Product sales, less cost of products sold, decreased to $12.5 million (a 20.4% decrease) in the year ended December 31, 1998 from $15.7 million in the year ended December 31, 1997, as a result of a decline in the average revenue per pager sold.

  Service, rental and maintenance expenses, which consist primarily of telephone line and site rental expenses, increased to $80.8 million (21.1% of net revenues) in the year ended December 31, 1998 from $79.8 million (21.7% of net revenues) in the year ended December 31, 1997. The increase was due primarily to increased expenses associated with system expansions and an increase in the number of units in service. As existing paging systems become more populated through the addition of new subscribers, the fixed costs of operating these paging systems are spread over a greater subscriber base. Annualized service, rental and maintenance expenses per subscriber were $20.00 in the year ended December 31, 1998 compared to $22.00 in the corresponding 1997 period.

  Selling expenses decreased to $49.1 million (12.8% of net revenues) in the year ended December 31, 1998 from $51.5 million (14.0% of net revenues) in the year ended December 31, 1997. The decrease was due primarily to a decrease in the number of net new units in service and to nonrecurring marketing costs incurred in 1997 to promote Arch's new Arch Paging brand identity. The number of net new units in service resulting from internal growth decreased by 35.1% in the year ended December 31, 1998 compared to the year ended December 31, 1997, primarily due to the factors set forth above as adversely affecting revenues. Arch expects its selling expenses to increase in 1999 due to increased hiring of direct sales personnel.

  General and administrative expenses increased to $112.2 million (29.2% of net revenues) in the year ended December 31, 1998, from $106.0 million (28.8% of net revenues) in the year ended December 31, 1997. The increase was due primarily to administrative and facility costs associated with supporting more units in service.

  Depreciation and amortization expenses decreased to $221.3 million in the year ended December 31, 1998 from $232.3 million in the year ended December 31, 1997. These expenses principally reflect Arch's acquisitions of paging businesses in prior periods accounted for as purchases. They also reflect investment in pagers and other system expansion equipment to support growth.

  Operating losses were $94.4 million in the year ended December 31, 1998 compared to $102.0 million in the year ended December 31, 1997, as a result of the factors outlined above.

  Net interest expense increased to $104.2 million in the year ended December 31, 1998 from $97.2 million in the year ended December 31, 1997. The increase is principally attributable to an increase in Arch's outstanding debt. Interest expense for the year ended December 31, 1998 includes approximately $37.0 million of interest which accretes on Arch's 10 7/8% Senior Discount Notes even though the cash payment of the interest is deferred. Interest expense for the prior year includes approximately $33.3 million of accretion.

  Arch recognized an income tax benefit of $21.2 million in the year ended December 31, 1997. This benefit represented the tax benefit of operating losses incurred after the acquisitions of USA Mobile and Westlink which were available to offset deferred tax liabilities arising from those acquisitions. The tax benefit of these operating losses was fully recognized during 1997. Accordingly, Arch has established a valuation reserve against its deferred tax assets which reduced the income tax benefit to zero as of December 31, 1998. Arch does not expect to recover its deferred tax asset in the foreseeable future and will continue to increase its valuation reserve accordingly. See
Note 5 to Arch's Consolidated Financial Statements.

  In June 1998, Arch recognized an extraordinary charge of $1.7 million representing the write-off of unamortized deferred financing costs associated with the prepayment of indebtedness under prior credit facilities.

  Net loss increased to $206.1 million in the year ended December 31, 1998 from $181.9 million in the year ended December 31, 1997, as a result of the factors outlined above.

MobileMedia Financial Information and Results of Operation

  The following table presents some items from MobileMedia's consolidated statement of operations and other information for the periods indicated:

                                               Year Ended December 31,
                                            ----------------------------------
                                                 1997               1998
                                            ----------------   ---------------
                                                (in thousands, except
                                              percentage and unit data)
Consolidated Statement of Operations Data
Revenues
  Services, rents and maintenance.........  $ 491,174   99.9%  $423,059   99.0%
  Equipment sales and activation fees.....     36,218    7.4     26,622    6.2
                                            ---------  -----   --------  -----
Total revenues............................    527,392  107.3    449,681  105.2
Cost of products sold.....................    (35,843)  (7.3)   (22,162)  (5.2)
                                            ---------  -----   --------  -----
Net revenues..............................    491,549  100.0    427,519  100.0
Operating expenses
  Services, rents and maintenance.........    139,333   28.3    111,589   26.1
  Selling.................................     69,544   14.2     61,106   14.3
  General and administrative..............    179,599   36.5    133,003   31.1
  Reduction of liabilities subject to
   compromise.............................         --     --    (10,461)  (2.4)
  Restructuring costs.....................     19,811    4.0     18,624    4.4
  Depreciation and amortization...........    140,238   28.6    116,459   27.2
  Amortization of deferred gain on tower
   sale...................................         --     --     (1,556)  (0.4)
                                            ---------  -----   --------  -----
Total operating expenses..................    548,525  111.6    428,764  100.3
                                            ---------  -----   --------  -----
Operating loss............................    (56,976) (11.6)    (1,245)  (0.3)
Other income (expense)
  Interest expense (net)..................    (67,611) (13.7)   (53,043) (12.4)
  Gain on sale of assets..................          3    0.0     93,827   21.9
                                            ---------  -----   --------  -----
Total other income (expense)..............    (67,608) (13.7)    40,784    9.5
                                            ---------  -----   --------  -----
Income (loss) from continuing
 operationsbefore income tax provision....   (124,584) (25.3)    39,539    9.2
Income tax provision......................         --     --      3,958    0.9
Income (loss) from continuing operations..  $(124,584) (25.3)% $ 35,581    8.3%
                                            =========  =====   ========  =====

                                                 Year Ended December 31,
                                              --------------------------------
                                                   1997             1998
                                              ---------------  ---------------
                                                  (in thousands, except
                                                percentage and unit data)
Other Data
Adjusted EBITDA.............................  $ 103,073  21.0% $ 121,821  28.5%
Cash flows provided by operating
 activities.................................     14,920           54,462
Cash flows provided by (used in) investing
 activities.................................    (40,556)         115,836
Cash flows provided by (used in) financing
 activities.................................     13,396         (180,000)
ARPU........................................      10.41            10.71
Average monthly operating expense per unit..       8.23             7.74
Units in service (at end of period).........  3,440,342        3,143,968

 Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

  Units in service decreased 296,374 from 3,440,342 as of December 31, 1997 to 3,143,968 as of December 31, 1998, a decrease of 8.6%. The decrease was primarily attributable to gross additions which were below expectations.

  Services, rents and maintenance revenues decreased 13.9% to $423.1 million for the year ended December 31, 1998 compared to $491.2 million for the year ended December 31, 1997. The decrease was attributable to fewer units in service and was partially offset by a $0.30 increase in ARPU from $10.41 for the year ended December 31, 1997 to $10.71 for the year ended December 31, 1998. The increase in ARPU was largely due to a greater percentage of alphanumeric units in service, increased units in service in the direct distribution channel and a smaller percentage in the reseller distribution channel. Alphanumeric units and units sold through the direct distribution channel generally are sold at higher ARPU.

  Equipment sales and activation fees decreased 26.5% to $26.6 million for the year ended December 31, 1998 compared to $36.2 million for the year ended December 31, 1997. The decrease in equipment sales was primarily due to a $2.7 million decrease in equipment sold through the retail distribution channel and a $5.7 million decrease in billings for non-returned equipment. Equipment sales and activation fees, less cost of products sold, increased to $4.5 million for year ended December 31, 1998 from $0.4 million for the year ended December 31, 1997. This increase was primarily attributable to sales of used pagers with lower net book values resulting from a change in pager depreciation from a four-year life to a three-year life as of October 1, 1997.

  Net revenues decreased 13.0% to $427.5 million for the year ended December 31, 1998 compared to $491.5 million for the year ended December 31, 1997.

  Services, rents and maintenance expenses decreased 19.9% to $111.6 million for the year ended December 31, 1998 compared to $139.3 million for the year ended December 31, 1997. This decrease resulted primarily from lower subcontracted paging expenses of approximately $15.9 million arising from billing reconciliations, increased unit cancellations, increased movement of customers to company-owned networks and a reduction of approximately $10.4 million in paging-related telecommunications expenses. The decline in paging-related telecommunications expenses resulted primarily from the FCC's clarification of its interconnection rules pursuant to the Telecommunications Act. These rules prohibit local exchange carriers from charging paging carriers for the cost of dedicated facilities used to deliver local telecommunications traffic to paging networks. The FCC clarification, however, noted that the FCC is considering requests for reconsideration of these rules. In addition, paging-related telecommunications expense declined as a result of a reconfiguration of MobileMedia's network to maximize usage of lower cost facilities. As a percentage of net revenue, services, rents and maintenance expenses decreased from 28.3% to 26.1%.

  Selling expenses for the year ended December 31, 1998 decreased 12.1% to $61.1 million compared to $69.5 million for the year ended December 31, 1997. The decrease resulted primarily from lower sales personnel costs of approximately $6.4 million attributable to lower sales headcount and lower retail distribution channel selling expenses of approximately $2.2 million resulting from lower retail sales. Selling expenses as a percentage of net revenues were constant at approximately 14.3%.

  General and administrative expenses decreased 25.9% to $133.0 million for the year ended December 31, 1998 compared to $179.6 million for the year ended December 31, 1997 and decreased as a percentage of net revenues to 31.1% for the year ended December 31, 1998 from 36.5% for the year ended December 31, 1997. The decrease primarily resulted from reduced bad debt expense of $27.8 million due to improvements in MobileMedia's billing and collections functions, lower administrative telephone expenses of $7.0 million resulting from lower call volume and lower long distance rates as of October 1, 1997 and lower customer service and retail activation expenses of $9.7 million primarily resulting from lower headcount.

  Reduction of liabilities subject to compromise was $10.5 million for the year ended December 31, 1998. (See Note 2 to MobileMedia's Consolidated Financial Statements.)

  Restructuring costs decreased from $19.8 million for the year ended December 31, 1997 to $18.6 million for the year ended December 31, 1998 due to a decline in professional fees incurred by MobileMedia as a result of the bankruptcy filing on January 30, 1997.

  Depreciation and amortization decreased 17.0% to $116.5 million for the year ended December 31, 1998 compared to $140.2 million for the year ended December 31, 1997. The decrease was primarily due to lower pager depreciation attributable to a reduced depreciable base of pager assets resulting from the change in useful life from four to three years on October 1, 1997 and decreased pager purchases. As a percentage of net revenues, depreciation and amortization expense decreased to 27.2% for the year ended December 31, 1998 from 28.5% for the year ended December 31, 1997.

  Amortization of deferred gain on tower sale was $1.6 million for the year ended December 31, 1998. (See Note 3 to MobileMedia's Consolidated Financial Statements.)

  Operating loss decreased 97.8% to $1.2 million for the year ended December 31, 1998 from $57.0 million for the year ended December 31, 1997. The decrease was primarily due to decreased operating expenses.

  Interest expense decreased 21.5% to $53.0 million for the year ended December 31, 1998 compared to $67.6 million for the year ended December 31, 1997. The decrease was primarily due to lower interest expense on MobileMedia's DIP facility resulting from lower outstanding borrowings in 1998.

  Gain on sale of assets increased to $93.8 million for the year ended December 31, 1998 primarily as a result of the sale of transmission towers and related equipment. (See Note 3 to MobileMedia's Consolidated Financial Statements.)

  Income (loss) from continuing operations before income tax provision, as a result of the above factors, increased to income of $39.5 million for the year ended December 31, 1998 compared to a loss of $124.6 million for the year ended December 31, 1997.

  Income tax provision increased to $4.0 million for the year ended December 31, 1998 primarily as a result of the sale of transmission towers.

Recent and Projected Financial Results

  For the two months ended February 28, 1999, Arch and MobileMedia had on a pro forma consolidated basis:

  . total revenues of $138.2 million

  . net revenues of $131.2 million

  . adjusted EBITDA of $43.2 million

  The total number of units in service for Arch and MobileMedia on a pro forma consolidated basis increased from 7,170,000 at December 31, 1998 to 7,174,000 at February 28, 1999.

  Arch's operating results for the first two months of 1999 have been adversely affected by the factors highlighted in the bullet points on page 1 above and as a result of the adoption of a new accounting rule requiring that Arch expense immediately, rather than capitalize and amortize, start up activity and organizational costs. Based on presently known information and assumptions, Arch believes that its net revenues and adjusted EBITDA will be lower in the first quarter of 1999 than in the fourth quarter of 1998.

  MobileMedia has exceeded its projected adjusted EBITDA for the fourth quarter of 1998 and the first two months of 1999, primarily due to its achievement of greater cost reductions than previously projected.

  The actual adjusted EBITDA for Arch and MobileMedia on a pro forma consolidated basis for the fourth quarter of 1998 and the first two months of 1999 exceeded the projected adjusted EBITDA for these periods.

  The projected financial results and operational cost savings for Arch and MobileMedia on a consolidated basis were originally prepared in mid-1998 for inclusion in MobileMedia's disclosure statement. The projections assumed confirmation of the reorganization plan and consummation of the merger as of December 31, 1998. Some of the estimates or assumptions used in preparing the projections may not materialize, and events or circumstances occurring subsequent to the date on which the projections were prepared may differ from those assumed or may be unanticipated. As a result, actual results may differ materially from the projections.

  Arch expects to close the merger in early June 1999. The delay in consummating the merger has delayed the realization of projected operational cost savings and the planned reinvestment in direct sales personnel. Arch currently believes that the projected net revenues for Arch and MobileMedia on a pro forma consolidated basis for the year ending December 31, 1999 remain attainable, except for the impact of the delay in the planned reinvestment in direct sales personnel. Arch currently believes that the projected EBITDA for Arch and MobileMedia on a pro forma consolidated basis for the year ending December 31, 1999 remains attainable, except for the impact of the delay in the realization of projected operational cost savings and the delay in the planned reinvestment in direct sales personnel. Arch continues to believe that the projected annualized operational cost savings of $25.0 million are achievable within the first twelve months after consummation of the merger.

  This information is preliminary, unaudited and subject to adjustment. See "The Combined Company", "Business--Arch Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--MobileMedia Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Attached as Appendix C are Arch's unaudited pro forma condensed consolidated balance sheet as of December 31, 1998 and Arch's unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998. See "Unaudited Pro Forma Condensed Consolidated Financial Statements".

Benbow Update

  In connection with Arch's May 1996 acquisition of Westlink, Arch acquired a 49.9% equity interest in Benbow. Benbow holds exclusive rights to a 50 KHz outbound/12.5 KHz inbound N-PCS license in each of the five regions of the United States. Arch is obligated to advance to Benbow sufficient funds to service debt obligations incurred by Benbow in connection with the acquisition of its N-PCS licenses and to finance construction of an N-PCS system, unless funds are available to Benbow from other sources. This obligation is subject to the approval of Arch's designee on Benbow's Board of Directors. Arch is currently evaluating the prospects for Benbow's N-PCS system and services and the likelihood of Benbow generating sufficient revenue to repay the advances from Arch (or other sources) that would be required in order to fund Benbow's remaining N-PCS license obligations and the construction of its N-PCS system. Arch is unable to predict whether Benbow will obtain sufficient financing to fund Benbow's remaining N-PCS license obligations and the construction of Benbow's N-PCS system or whether Benbow will be able to repay Arch's existing advances or any future advances from Arch or other sources. See "Business-- Arch--Investments in Narrowband PCS Licenses".

                                   APPENDIX A

                ARCH COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. A-2
Consolidated Balance Sheets as of December 31, 1997 and 1998.............. A-3
Consolidated Statements of Operations for Each of the Three Years in the
 Period Ended December 31, 1998........................................... A-4
Consolidated Statements of Stockholders' Equity (Deficit) for Each of the
 Three Years in the Period Ended December 31, 1998........................ A-5
Consolidated Statements of Cash Flows for Each of the Three Years in the
 Period Ended December 31, 1998........................................... A-6
Notes to Consolidated Financial Statements................................ A-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Communications Group, Inc.:

  We have audited the accompanying consolidated balance sheets of Arch Communications Group, Inc. (a Delaware corporation) (the "Company") and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule, based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arch Communications Group, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
February 24, 1999

                        ARCH COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1998
                      (in thousands, except share amounts)

                                                             1997       1998
                         ASSETS                           ----------  ---------
Current assets:
  Cash and cash equivalents.............................  $    3,328  $   1,633
  Accounts receivable (less reserves of $5,744 and
   $6,583 in 1997 and 1998, respectively)...............      30,147     30,753
  Inventories...........................................      12,633     10,319
  Prepaid expenses and other............................       4,917      8,007
                                                          ----------  ---------
    Total current assets................................      51,025     50,712
                                                          ----------  ---------
Property and equipment, at cost:
  Land, buildings and improvements......................      10,089     10,480
  Paging and computer equipment.........................     361,713    400,312
  Furniture, fixtures and vehicles......................      16,233     17,381
                                                          ----------  ---------
                                                             388,035    428,173
  Less accumulated depreciation and amortization........     146,542    209,128
                                                          ----------  ---------
  Property and equipment, net...........................     241,493    219,045
                                                          ----------  ---------
Intangible and other assets (less accumulated
 amortization of $260,932 and $372,122 in 1997 and 1998,
 respectively)..........................................     728,202    634,528
                                                          ----------  ---------
                                                          $1,020,720  $ 904,285
                                                          ==========  =========
      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt..................  $   24,513  $   1,250
  Accounts payable......................................      22,486     25,683
  Accrued restructuring charge..........................          --     11,909
  Accrued expenses......................................      11,894     11,689
  Accrued interest......................................      11,249     20,997
  Customer deposits.....................................       6,150      4,528
  Deferred revenue......................................       8,787     10,958
                                                          ----------  ---------
    Total current liabilities...........................      85,079     87,014
                                                          ----------  ---------
Long-term debt, less current maturities.................     968,896  1,003,499
                                                          ----------  ---------
  Other long-term liabilities...........................          --     27,235
                                                          ----------  ---------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock--$.01 par value, authorized 10,000,000
   shares; issued 250,000 shares ($26,030 aggregate
   liquidation preference)..............................          --          3
  Common stock--$.01 par value, authorized 75,000,000
   shares, issued and outstanding: 20,863,563 and
   21,215,583 shares in 1997 and 1998, respectively.....         209        212
  Additional paid-in capital............................     351,210    378,077
  Accumulated deficit...................................    (384,674)  (591,755)
                                                          ----------  ---------
    Total stockholders' equity (deficit)................     (33,255)  (213,463)
                                                          ----------  ---------
                                                          $1,020,720  $ 904,285
                                                          ==========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            Years Ended December 31,
               (in thousands, except share and per share amounts)

                                               1996        1997        1998
                                            ----------  ----------  ----------
Service, rental and maintenance
 revenues.................................  $  291,399  $  351,944  $  371,154
Product sales.............................      39,971      44,897      42,481
                                            ----------  ----------  ----------
  Total revenues..........................     331,370     396,841     413,635
Cost of products sold.....................     (27,469)    (29,158)    (29,953)
                                            ----------  ----------  ----------
                                               303,901     367,683     383,682
                                            ----------  ----------  ----------
Operating expenses:
  Service, rental and maintenance.........      64,957      79,836      80,782
  Selling.................................      46,962      51,474      49,132
  General and administrative..............      86,181     106,041     112,181
  Depreciation and amortization...........     191,871     232,347     221,316
  Restructuring charge....................          --          --      14,700
                                            ----------  ----------  ----------
    Total operating expenses..............     389,971     469,698     478,111
                                            ----------  ----------  ----------
Operating income (loss)...................     (86,070)   (102,015)    (94,429)
Interest expense..........................     (77,353)    (98,063)   (105,979)
Interest income...........................       1,426         904       1,766
Equity in loss of affiliate...............      (1,968)     (3,872)     (5,689)
                                            ----------  ----------  ----------
Income (loss) before income tax benefit
 and extraordinary item...................    (163,965)   (203,046)   (204,331)
Benefit from income taxes.................      51,207      21,172          --
                                            ----------  ----------  ----------
Income (loss) before extraordinary item...    (112,758)   (181,874)   (204,331)
Extraordinary charge from early
 extinguishment of debt...................      (1,904)         --      (1,720)
                                            ----------  ----------  ----------
Net income (loss).........................    (114,662)   (181,874)   (206,051)
Accretion of redeemable preferred stock...        (336)        (32)         --
Preferred stock dividend..................          --          --      (1,030)
                                            ----------  ----------  ----------
Net income (loss) applicable to common
 stockholders.............................  $ (114,998) $ (181,906) $ (207,081)
                                            ==========  ==========  ==========
Basic/diluted income (loss) per common
 share before extraordinary item..........  $    (5.53) $    (8.77) $    (9.78)
Extraordinary charge from early
 extinguishment of debt per basic/diluted
 common share.............................  $     (.09) $       --  $     (.08)
                                            ----------  ----------  ----------
Basic/diluted net income (loss) per common
 share....................................  $    (5.62) $    (8.77) $    (9.86)
                                            ==========  ==========  ==========
Basic/diluted weighted average number of
 common shares outstanding................  20,445,943  20,746,240  20,993,192
                                            ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (in thousands, except share amounts)

                                                                      Total
                                           Additional             Stockholders'
                          Preferred Common  Paid-in   Accumulated    Equity
                            Stock   Stock   Capital     Deficit     (Deficit)
                          --------- ------ ---------- ----------- -------------
Balance, December 31,
 1995....................    $--     $197   $334,825   $ (88,138)   $ 246,884
  Exercise of options to
   purchase 169,308
   shares of common
   stock.................     --        2      1,469          --        1,471
  Issuance of 46,842
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...     --       --        373          --          373
  Issuance of 843,039
   shares of common stock
   upon conversion of
   convertible
   subordinated
   debentures............     --        8     14,113          --       14,121
  Accretion of redeemable
   preferred stock.......     --       --       (336)         --         (336)
  Net loss...............     --       --         --    (114,662)    (114,662)
                             ---     ----   --------   ---------    ---------
Balance, December 31,
 1996....................     --      207    350,444    (202,800)     147,851
  Issuance of 151,343
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...     --        2        798          --          800
  Accretion of redeemable
   preferred stock.......     --       --        (32)         --          (32)
  Net loss...............     --       --         --    (181,874)    (181,874)
                             ---     ----   --------   ---------    ---------
Balance, December 31,
 1997....................     --      209    351,210    (384,674)     (33,255)
  Exercise of options to
   purchase 94,032 shares
   of common stock.......     --        1        293          --          294
  Issuance of 250,000
   shares of preferred
   stock.................      3       --     24,997          --       25,000
  Issuance of 257,988
   shares of common stock
   under Arch's Employee
   Stock Purchase Plan...     --        2        547          --          549
  Preferred stock
   dividend..............     --       --      1,030      (1,030)          --
  Net loss...............     --       --         --    (206,051)    (206,051)
                             ---     ----   --------   ---------    ---------
Balance, December 31,
 1998....................    $ 3     $212   $378,077   $(591,755)   $(213,463)
                             ===     ====   ========   =========    =========


  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Years Ended December 31,
                                 (in thousands)

                                                 1996       1997       1998
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net income (loss)........................... $(114,662) $(181,874) $(206,051)
  Adjustments to reconcile net income (loss)
   to net cash provided by operating
   activities:
  Depreciation and amortization...............   191,871    232,347    221,316
  Deferred income tax benefit.................   (51,207)   (21,172)        --
  Extraordinary charge from early
   extinguishment of debt.....................     1,904         --      1,720
  Equity in loss of affiliate.................     1,968      3,872      5,689
  Accretion of discount on senior notes.......    24,273     33,259     37,115
  Gain on Tower Site Sale.....................        --         --     (2,500)
  Accounts receivable loss provision..........     8,198      7,181      8,545
  Changes in assets and liabilities, net of
   effect from acquisitions of paging
   companies:
    Accounts receivable.......................   (15,513)   (11,984)    (9,151)
    Inventories...............................     1,845     (2,394)     2,314
    Prepaid expenses and other................        89       (386)    (3,090)
    Accounts payable and accrued expenses.....   (12,520)     3,683     24,649
    Customer deposits and deferred revenue....     1,556      1,058        549
                                               ---------  ---------  ---------
Net cash provided by operating activities.....    37,802     63,590     81,105
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Additions to property and equipment, net....  (138,899)   (87,868)   (79,249)
  Additions to intangible and other assets....   (26,307)   (14,901)   (33,935)
  Net proceeds from Tower Site Sale...........        --         --     30,316
  Acquisition of paging companies, net of cash
   acquired...................................  (325,420)        --         --
                                               ---------  ---------  ---------
Net cash used for investing activities........  (490,626)  (102,769)   (82,868)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Issuance of long-term debt..................   676,000     91,000    463,239
  Repayment of long-term debt.................  (225,166)   (49,046)  (489,014)
  Repayment of redeemable preferred stock.....        --     (3,744)        --
  Net proceeds from sale of preferred stock...        --         --     25,000
  Net proceeds from sale of common stock......     1,844        800        843
                                               ---------  ---------  ---------
Net cash provided by financing activities.....   452,678     39,010         68
                                               ---------  ---------  ---------
Net decrease in cash and cash equivalents.....      (146)      (169)    (1,695)
Cash and cash equivalents, beginning of
 period.......................................     3,643      3,497      3,328
                                               ---------  ---------  ---------
Cash and cash equivalents, end of period...... $   3,497  $   3,328  $   1,633
                                               =========  =========  =========
Supplemental disclosure:
  Interest paid............................... $  48,905  $  62,231  $  57,151
                                               =========  =========  =========
  Issuance of common stock for convertible
   debentures................................. $  14,121  $      --  $      --
                                               =========  =========  =========
  Accretion of redeemable preferred stock..... $     336  $      32  $      --
                                               =========  =========  =========
  Preferred stock dividend.................... $      --  $      --  $   1,030
                                               =========  =========  =========
  Liabilities assumed in acquisition of paging
   companies.................................. $  58,233  $      --  $      --
                                               =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        ARCH COMMUNICATIONS GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

  Organization--Arch Communications Group, Inc. ("Arch" or the "Company") is a leading provider of wireless messaging services, primarily paging services, and is the third largest paging company in the United States (based on units in service).

  Principles of Consolidation--The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Revenue Recognition--Arch recognizes revenue under rental and service agreements with customers as the related services are performed. Maintenance revenues and related costs are recognized ratably over the respective terms of the agreements. Sales of equipment are recognized upon delivery. Commissions are recognized as an expense when incurred.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--Cash equivalents include short-term, interest-bearing instruments purchased with remaining maturities of three months or less. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

  Inventories--Inventories consist of new pagers which are held primarily for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

  Property and Equipment--Pagers sold or otherwise retired are removed from the accounts at their net book value using the first-in, first-out method. Property and equipment is stated at cost and is depreciated using the straight-line method over the following estimated useful lives:

                                                                      Estimated
                                                                        Useful
   Asset Classification                                                  Life
   --------------------                                               ----------
   Buildings and improvements........................................  20 Years
   Leasehold improvements............................................ Lease Term
   Pagers............................................................  3 Years
   Paging and computer equipment..................................... 5-8 Years
   Furniture and fixtures............................................ 5-8 Years
   Vehicles..........................................................  3 Years

  Depreciation and amortization expense related to property and equipment totaled $87.5 million, $108.0 million and $101.1 million for the years ended December 31, 1996, 1997 and 1998, respectively.

                        ARCH COMMUNICATIONS GROUP, INC.

  Intangible and Other Assets--Intangible and other assets, net of accumulated amortization, are composed of the following (in thousands):

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Goodwill.................................................. $312,017 $271,808
   Purchased FCC licenses....................................  293,922  256,519
   Purchased subscriber lists................................   87,281   56,825
   Deferred financing costs..................................    8,752   22,072
   Investment in Benbow PCS Ventures, Inc....................    6,189   11,347
   Investment in CONXUS Communications, Inc..................    6,500    6,500
   Non-competition agreements................................    2,783    1,790
   Other.....................................................   10,758    7,667
                                                              -------- --------
                                                              $728,202 $634,528
                                                              ======== ========

  Amortization expense related to intangible and other assets totaled $104.4 million, $124.3 million and $120.2 million for the years ended December 31, 1996, 1997 and 1998, respectively.

  Subscriber lists, Federal Communications Commission ("FCC") licenses and goodwill are amortized over their estimated useful lives, ranging from five to ten years using the straight-line method. Non-competition agreements are amortized over the terms of the agreements using the straight-line method. Other assets consist of contract rights, organizational and FCC application and development costs which are amortized using the straight-line method over their estimated useful lives not exceeding ten years. Development and start up costs include nonrecurring, direct costs incurred in the development and expansion of paging systems, and are amortized over a two-year period. In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Arch adopted SOP 98-5 effective January 1, 1999. Initial application of SOP 98-5 will be reported as the cumulative effect of a change in accounting principle.

  Deferred financing costs incurred in connection with Arch's credit agreements (see Note 3) are being amortized over periods not to exceed the terms of the related agreements. As credit agreements are amended and restated, unamortized deferred financing costs are written off as an extraordinary charge. During 1996 and 1998, charges of $1.9 million and $1.7 million, respectively, were recognized in connection with the closing of new credit facilities.

  In connection with Arch's May 1996 acquisition of Westlink Holdings, Inc. ("Westlink") (see Note 2), Arch acquired Westlink's 49.9% share of the capital stock of Benbow PCS Ventures, Inc. ("Benbow"). Benbow has exclusive rights to a 50kHz outbound/12.5kHz inbound narrowband personal communications license in each of the central and western regions of the United States. Arch is obligated, to the extent such funds are not available to Benbow from other sources, and subject to the approval of Arch's designee on Benbow's Board of Directors, to advance Benbow sufficient funds to service debt obligations incurred by Benbow in connection with its acquisition of its narrowband PCS licenses and to finance the build out of a regional narrowband PCS system. Arch's investment in Benbow is accounted for under the equity method whereby Arch's share of Benbow's losses, since the acquisition date of Westlink, are recognized in Arch's accompanying consolidated statements of operations under the caption equity in loss of affiliate.

  On November 8, 1994, CONXUS Communications, Inc. ("CONXUS"), formerly PCS Development Corporation, was successful in acquiring the rights to a two-way paging license in five designated regions in the

                        ARCH COMMUNICATIONS GROUP, INC.

United States in the FCC narrowband wireless spectrum auction. As of December 31, 1998, Arch's investment in CONXUS totaled $6.5 million and is accounted for under the cost method.

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of" Arch evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets as compared to the original estimates used in measuring the assets. To the extent impairment is identified, Arch reduces the carrying value of such impaired assets. To date, Arch has not had any such impairments.

  Fair Value of Financial Instruments--Arch's financial instruments, as defined under SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", include its cash, its debt financing and interest rate protection agreements. The fair value of cash is equal to the carrying value at December 31, 1997 and 1998.

  As discussed in Note 3, Arch's debt financing primarily consists of (1) senior bank debt, (2) fixed rate senior notes and (3) convertible subordinated debentures. Arch considers the fair value of senior bank debt to be equal to the carrying value since the related facilities bear a current market rate of interest. Arch's fixed rate senior notes are traded publicly. The following table depicts the fair value of the fixed rate senior notes and the convertible subordinated debentures based on the current market quote as of December 31, 1997 and 1998 (in thousands):

                                            December 31, 1997 December 31, 1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
               Description                   Value    Value    Value    Value
               -----------                  -------- -------- -------- --------
10 7/8% Senior Discount Notes due 2008....  $332,532 $288,418 $369,506 $221,704
9 1/2% Senior Notes due 2004..............   125,000  122,488  125,000  112,500
14% Senior Notes due 2004.................   100,000  112,540  100,000  103,000
12 3/4% Senior Notes due 2007.............        --       --  127,604  127,604
6 3/4% Convertible Subordinated Debentures
 due 2003.................................    13,364    7,968   13,364    6,682

  Arch had off-balance-sheet interest rate protection agreements consisting of interest rate swaps and interest rate caps with notional amounts of $140.0 million and $80.0 million, respectively, at December 31, 1997 and $265.0 million and $40.0 million, respectively, at December 31, 1998. The fair values of the interest rate swaps and interest rate caps were $47,000 and $9,000, respectively, at December 31, 1997. The cost to terminate the outstanding interest rate swaps and interest rate caps at December 31, 1998 would have been $6.4 million. See Note 3.

  Basic/Diluted Net Income (Loss) Per Common Share -- In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". The Company adopted this standard in 1997. The adoption of this standard did not have an effect on the Company's financial position, results of operations or income (loss) per share. Basic net income (loss) per common share is based on the weighted average number of common shares outstanding. Shares of stock issuable pursuant to stock options and upon conversion of the subordinated debentures (see Note 3) or the Series C Preferred Stock (see Note 4) have not been considered, as their effect would be anti-dilutive and thus diluted net income (loss) per common share is the same as basic net income (loss) per common share.

  Reclassifications--Certain amounts of prior periods were reclassified to conform with the 1998 presentation.

                        ARCH COMMUNICATIONS GROUP, INC.

2. Acquisitions

  In May 1996, Arch completed its acquisition of all the outstanding capital stock of Westlink for $325.4 million in cash, including direct transaction costs. The purchase price was allocated based on the fair values of assets acquired and liabilities assumed (including deferred income taxes arising in purchase accounting), which amounted to $383.6 million and $58.2 million, respectively.

  This acquisition has been accounted for as a purchase, and the results of its operations have been included in the consolidated financial statements from the date of the acquisition. Goodwill resulting from the acquisition is being amortized over a ten-year period using the straight-line method.

  The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the period presented, after giving effect to certain adjustments, including depreciation and amortization of acquired assets and interest expense on acquisition debt. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented, or of results that may occur in the future.

                                                           Year Ended
                                                        December 31, 1996
                                                   ---------------------------
                                                   (unaudited and in thousands
                                                      except for per share
                                                            amounts)
   Revenues.......................................          $358,900
   Income (loss) before extraordinary item........          (128,444)
   Net income (loss)..............................          (130,348)
   Basic/diluted net income (loss) per common
    share.........................................             (6.39)

3. Long-term Debt

  Long-term debt consisted of the following (in thousands):

                                                               December 31,
                                                            -------------------
                                                              1997      1998
                                                            -------- ----------
   Senior Bank Debt........................................ $422,500 $  267,000
   10 7/8% Senior Discount Notes due 2008..................  332,532    369,506
   9 1/2% Senior Notes due 2004............................  125,000    125,000
   14% Senior Notes due 2004...............................  100,000    100,000
   12 3/4% Senior Notes due 2007...........................       --    127,604
   Convertible Subordinated Debentures.....................   13,364     13,364
   Other...................................................       13      2,275
                                                            -------- ----------
                                                             993,409  1,004,749
   Less--Current maturities................................   24,513      1,250
                                                            -------- ----------
   Long-term debt.......................................... $968,896 $1,003,499
                                                            ======== ==========

  Senior Bank Debt--The Company, through its operating subsidiary, Arch Paging, Inc. ("API") entered into senior secured revolving credit and term loan facilities in the aggregate amount of $400.0 million (collectively, the "API Credit Facility") consisting of (i) a $175.0 million reducing revolving credit facility (the "Tranche A Facility"), (ii) a $100.0 million 364-day revolving credit facility under which the principal amount outstanding on June 27, 1999 will convert to a term loan (the "Tranche B Facility") and (iii) a $125.0 million term loan (the "Tranche C Facility").

                        ARCH COMMUNICATIONS GROUP, INC.

  The Tranche A Facility will be subject to scheduled quarterly reductions commencing on September 30, 2000 and will mature on June 30, 2005. The term loan portion of the Tranche B Facility will be amortized in quarterly installments commencing September 30, 2000, with an ultimate maturity date of June 30, 2005. The Tranche C Facility will be amortized in annual installments commencing December 31, 1999, with an ultimate maturity date of June 30, 2006.

  API's obligations under the API Credit Facility are secured by its pledge of its interests in Arch LLC and Arch Connecticut Valley, Inc. The API Credit Facility is guaranteed by Arch, Arch Communications, Inc. ("ACI") and Arch LLC and Arch Connecticut Valley, Inc. Arch's guarantee is secured by a pledge of Arch's stock and notes in ACI, and the guarantees of Arch LLC and Arch Connecticut Valley, Inc. are secured by a security interest in those assets that were pledged under ACE's former credit facility.

  Borrowings under the API Credit Facility bear interest based on a reference rate equal to either the agent bank's Alternate Base Rate or LIBOR, in each case plus a margin based on ACI's or API's ratio of total debt to annualized Adjusted EBITDA.

  The API Credit Facility requires payment of fees on the daily average amount available to be borrowed under the Tranche A Facility and the Tranche B Facility, which fees vary depending on ACI's or API's ratio of total debt to annualized Adjusted EBITDA.

  The API Credit Facility requires that at least 50% of total ACI debt, including outstanding borrowings under the API Credit Facility, be subject to a fixed interest rate or interest rate protection agreements. Entering into interest rate cap and swap agreements involves both the credit risk of dealing with counterparties and their ability to meet the terms of the contracts and interest rate risk. In the event of nonperformance by the counterparty to these interest rate protection agreements, API would be subject to the prevailing interest rates specified in the API Credit Facility.

  Under the interest rate swap agreements, the Company will pay the difference between LIBOR and the fixed swap rate if the swap rate exceeds LIBOR, and the Company will receive the difference between LIBOR and the fixed swap rate if LIBOR exceeds the swap rate. Settlement occurs on the quarterly reset dates specified by the terms of the contracts. The notional principal amount of the interest rate swaps outstanding was $65.0 million at December 31, 1998. The weighted average fixed payment rate was 5.93%, while the weighted average rate of variable interest payments under the API Credit Facility was 5.30% at December 31, 1998. At December 31, 1997 and 1998, the Company had a net receivable of $18,000 and a net payable of $47,000, respectively, on the interest rate swaps.

  The interest rate cap agreements will pay the Company the difference between LIBOR and the cap level if LIBOR exceeds the cap levels at any of the quarterly reset dates. If LIBOR remains below the cap level, no payment is made to the Company. The total notional amount of the interest rate cap agreements was $40.0 million with cap levels between 7.5% and 8% at December 31, 1998. The transaction fees for these instruments are being amortized over the terms of the agreements.

  The API Credit Facility contains restrictions that limit, among other things: additional indebtedness and encumbrances on assets; cash dividends and other distributions; mergers and sales of assets; the repurchase or redemption of capital stock; investments; acquisitions that exceed certain dollar limitations without the lenders' prior approval; and prepayment of indebtedness other than indebtedness under the API Credit Facility. In addition, the API Credit Facility requires API and its subsidiaries to meet certain financial covenants, including covenants with respect to ratios of EBITDA to fixed charges, EBITDA to debt service, EBITDA to interest service and total indebtedness to EBITDA. As of December 31, 1998, API and its operating subsidiaries were in compliance with the covenants of the API Credit Facility.

                        ARCH COMMUNICATIONS GROUP, INC.

  As of December 31, 1998, $267.0 million was outstanding and $93.5 million was available under the API Credit Facility. At December 31, 1998, such advances bore interest at an average annual rate of 8.45%.

  On November 16, 1998, the lenders to API approved an increase in API's existing credit facility from $400.0 million to $600.0 million. The increase of $200.0 million (the "API Credit Facility Increase") was to fund a portion of the cash necessary for Arch to complete the MobileMedia Merger. The API Credit Facility Increase was available by its terms only through March 31, 1999. API is currently in discussions with certain of its lenders for the extension of between $135.0 million and $200.0 million of the API Credit Facility Increase through June 30, 1999, subject to definitive documentation and other conditions.

  Senior Notes--On March 12, 1996, Arch completed a public offering of 10 7/8% Senior Discount Notes due 2008 (the "Senior Discount Notes") in the aggregate principal amount at maturity of $467.4 million ($275.0 million initial accreted value). Interest does not accrue on the Senior Discount Notes prior to March 15, 2001. Commencing September 15, 2001, interest on the Senior Discount Notes is payable semi-annually at an annual rate of 10 7/8%. The $266.1 million net proceeds from the issuance of the Senior Discount Notes, after deducting underwriting discounts and commissions and offering expenses, were used principally to fund a portion of the purchase price of Arch's acquisition of Westlink (see Note 2).

  Interest on ACI's 14% Senior Notes due 2004 (the "ACI 14% Notes") and ACI's 9 1/2% Senior Notes due 2004 (the "ACI 9 1/2% Notes") (collectively, the "Senior Notes") is payable semiannually. The Senior Discount Notes and Senior Notes contain certain restrictive and financial covenants, which, among other things, limit the ability of Arch or ACI to: incur additional indebtedness; pay dividends; grant liens on its assets; sell assets; enter into transactions with related parties; merge, consolidate or transfer substantially all of its assets; redeem capital stock or subordinated debt; and make certain investments.

  Arch has entered into interest rate swap agreements in connection with the ACI 14% Notes. Under the interest rate swap agreements, the Company has effectively reduced the interest rate on the ACI 14% Notes from 14% to the fixed swap rate of 9.45%. In the event of nonperformance by the counterparty to these interest rate protection agreements, the Company would be subject to the 14% interest rate specified on the notes. As of December 31, 1998, the Company had received $2,275,000 in excess of the amounts paid under the swap agreements, which is included in long-term debt in the accompanying balance sheet. At December 31, 1998, the Company had a net receivable of $733,500 on these interest rate swaps.

  On June 29, 1998, ACI issued and sold $130.0 million principal amount of 12 3/4% Senior Notes due 2007 (the "ACI 12 3/4% Notes") for net proceeds of $122.6 million (after deducting the discount to the initial purchasers and estimated offering expenses payable by ACI). The ACI 12 3/4% Notes were sold at an initial price to investors of 98.049%. The ACI 12 3/4% Notes mature on July 1, 2007 and bear interest at a rate of 12 3/4% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 1999.

  The indenture under which the ACI 12 3/4% Notes were issued ("the Indenture") contains certain covenants that, among other things, limit the ability of ACI to incur additional indebtedness, issue preferred stock, pay dividends or make other distributions, repurchase Capital Stock (as defined in the Indenture), repay subordinated indebtedness or make other Restricted Payments (as defined in the Indenture), create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell Capital Stock of ACI's Restricted Subsidiaries (as defined in the Indenture) or enter into certain mergers and consolidations.

  Convertible Subordinated Debentures--On March 6, 1996, the holders of $14.1 million principal amount of Arch's 6 3/4% Convertible Subordinated Debentures due 2003 ("Arch Convertible Debentures") elected to

                        ARCH COMMUNICATIONS GROUP, INC.

convert their Arch Convertible Debentures into Arch common stock at a conversion price of $16.75 per share and received approximately 843,000 shares of Arch common stock together with a $1.6 million cash premium.

  Interest on the remaining outstanding Arch Convertible Debentures is payable semiannually on June 1 and December 1. The Arch Convertible Debentures are unsecured and are subordinated to all existing indebtedness of Arch.

  The Arch Convertible Debentures are redeemable, at the option of Arch, in whole or in part, at certain prices declining annually to 100% of the principal amount at maturity plus accrued interest. The Arch Convertible Debentures also are subject to redemption at the option of the holders, at a price of 100% of the principal amount plus accrued interest, upon the occurrence of certain events.

  The Arch Convertible Debentures are convertible at their principal amount into shares of Arch's common stock at any time prior to redemption or maturity at an initial conversion price of $16.75 per share, subject to adjustment.

  Maturities of Debt--Scheduled long-term debt maturities at December 31, 1998, are as follows (in thousands):

      Year Ending December 31,
      ------------------------
      1999......................................................... $    1,250
      2000.........................................................     17,725
      2001.........................................................     29,650
      2002.........................................................     29,650
      2003.........................................................     43,014
      Thereafter...................................................    883,460
                                                                    ----------
                                                                    $1,004,749
                                                                    ==========

4. Redeemable Preferred Stock and Stockholders' Equity

  Redeemable Preferred Stock--In connection with the its merger (the "USAM Merger") with USA Mobile Communications Holdings, Inc. ("USA Mobile"), Arch assumed the obligations associated with 22,530 outstanding shares of Series A Redeemable Preferred Stock issued by USA Mobile. The preferred stock was recorded at its accreted redemption value, based on 10% annual accretion through the redemption date. On January 30, 1997, all outstanding preferred stock was redeemed for $3.7 million in cash.

  Redeemable Series C Cumulative Convertible Preferred Stock--On June 29, 1998, two partnerships managed by Sandler Capital Management Company, Inc., an investment management firm ("Sandler"), together with certain other private investors, made an equity investment in Arch of $25.0 million in the form of Series C Convertible Preferred Stock of Arch ("Series C Preferred Stock"). The Series C Preferred Stock: (i) is convertible into Common Stock of Arch at an initial conversion price of $5.50 per share, subject to certain adjustments;
(ii) bears dividends at an annual rate of 8.0%, (A) payable quarterly in cash or, at Arch's option, through the issuance of shares of Arch's Common Stock valued at 95% of the then prevailing market price or (B) if not paid quarterly, accumulating and payable upon redemption or conversion of the Series C Preferred Stock or liquidation of Arch; (iii) permits the holders after seven years to require Arch, at Arch's option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch's Common Stock valued at 95% of the then prevailing market price of Arch's Common Stock; (iv) is subject to redemption for cash or conversion into Arch's Common Stock at Arch's option in certain circumstances; (v) in the event of a "Change of Control"

                        ARCH COMMUNICATIONS GROUP, INC.

as defined in the indenture governing Arch's 10 7/8% Senior Discount Notes due 2008 (the "Senior Discount Notes Indenture"), requires Arch, at its option, to redeem the Series C Preferred Stock for cash or convert such shares into Arch's Common Stock valued at 95% of the then prevailing market price of Arch's Common Stock, with such cash redemption or conversion being at a price equal to 105% of the sum of the original purchase price plus accumulated dividends; (vi) limits certain mergers or asset sales by Arch; (vii) so long as at least 50% of the Series C Preferred Stock remains outstanding, limits the incurrence of indebtedness and "restricted payments" in the same manner as contained in the Senior Discount Notes Indenture; and (viii) has certain voting and preemptive rights. Upon an event of redemption or conversion, Arch currently intends to convert such Series C Preferred Stock into shares of Arch Common Stock.

  Stock Options--Arch has a 1989 Stock Option Plan (the "1989 Plan") and a 1997 Stock Option Plan (the "1997 Plan"), which provide for the grant of incentive and nonqualified stock options to key employees, directors and consultants to purchase Arch's common stock. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Options generally vest over a five-year period from the date of grant with the first such vesting (20% of granted options) occurring one year from the date of grant and continuing ratably at 5% on a quarterly basis thereafter. However, in certain circumstances, options may be immediately exercised in full. Options generally have a duration of 10 years. The 1989 Plan provides for the granting of options to purchase a total of 1,128,944 shares of common stock. All outstanding options on September 7, 1995, under the 1989 Plan, became fully exercisable and vested as a result of the USAM Merger. The 1997 Plan provides for the granting of options to purchase a total of 6,000,000 shares of common stock.

  Effective October 23, 1996, the Compensation Committee of the Board of Directors of Arch authorized the grant of new options to each employee who had an outstanding option at a price greater than $12.50 (the fair market value of Arch's common stock on October 23, 1996). The new option would be for the total number of shares (both vested and unvested) subject to each employee's outstanding stock option agreement(s). As a result of this action 424,206 options were terminated and regranted at a price of $12.50. The Company treated this as a cancellation and reissuance under APB opinion No. 25, "Accounting for Stock Issued to Employees".

  As a result of the USAM Merger, Arch assumed a stock option plan originally adopted by USA Mobile in 1994 and amended and restated on January 26, 1995 (the "1994 Plan"), which provides for the grant of up to 601,500 options to purchase Arch's common stock. Under the 1994 Plan, incentive stock options may be granted to employees and nonqualified stock options may be granted to employees, directors and consultants. Incentive stock options are granted at exercise prices not less than the fair market value on the date of grant. Option duration and vesting provisions are similar to the 1989 Plan. All outstanding options under the 1994 Plan became fully exercisable and vested as a result of the USAM Merger.

  In January 1995, Arch adopted a 1995 Outside Directors' Stock Option Plan (the "1995 Directors' Plan"), which terminated upon completion of the USAM Merger. Prior to termination of the 1995 Directors' Plan, 15,000 options were granted at an exercise price of $18.50 per share. Options have a duration of ten years and vest over a five-year period from the date of grant with the first such vesting (20% of granted options) occurring one year from the date of grant and continuing ratably at 5% on a quarterly basis thereafter.

  As a result of the USAM Merger, Arch assumed from USA Mobile the Non-Employee Directors' Stock Option Plan (the "Outside Directors Plan"), which provides for the grant of up to 80,200 options to purchase Arch's common stock to non-employee directors of Arch. Outside directors receive a grant of 3,000 options annually under the Outside Directors Plan, and newly elected or appointed outside directors receive options to purchase 3,000 shares of common stock as of the date of their initial election or appointment. Options are granted at fair market value of Arch's common stock on the date of grant. Options have a duration of ten years and vest over a three-year period from the date of grant with the first such vesting (25% of granted options) occurring on

                        ARCH COMMUNICATIONS GROUP, INC.

the date of grant and future vesting of 25% of granted options occurring on each of the first three anniversaries of the date of grant.

  On December 16, 1997, the Compensation Committee of the Board of Directors of Arch authorized the Company to offer an election to its employees who had outstanding options at a price greater than $5.06 to cancel such options and accept new options at a lower price. In January 1998, as a result of this election by certain of its employees, the Company canceled 1,083,216 options with exercise prices ranging from $5.94 to $20.63 and granted the same number of new options with an exercise price of $5.06 per share, the fair market value of the stock on December 16, 1997.

  On December 29, 1997, Arch adopted a Deferred Compensation Plan for Nonemployee Directors. Under this plan, outside directors may elect to defer, for a specified period of time, receipt of some or all of the annual and meeting fees which would otherwise be payable for service as a director. A portion of the deferred compensation may be converted into phantom stock units, at the election of the director. The number of phantom stock units granted equals the amount of compensation to be deferred as phantom stock divided by the fair value of Arch's common stock on the date the compensation would have otherwise been paid. At the end of the deferral period, the phantom stock units will be converted to cash based on the fair market value of the Company's common stock on the date of distribution. Deferred compensation is expensed when earned. Changes in the value of the phantom stock units are recorded as income/expense based on the fair market value of the Company's common stock.

  The following table summarizes the activity under Arch's stock option plans for the periods presented:

                                                                        Weighted
                                                                        Average
                                                            Number of   Exercise
                                                             Options     Price
                                                            ----------  --------
Options Outstanding at December 31, 1995...................  1,005,755   $13.02
  Granted..................................................    695,206    15.46
  Exercised................................................   (169,308)    8.69
  Terminated...............................................   (484,456)   21.60
                                                            ----------   ------
Options Outstanding at December 31, 1996...................  1,047,197    11.37
  Granted..................................................    500,394     6.68
  Exercised................................................         --       --
  Terminated...............................................   (186,636)   10.65
                                                            ----------   ------
Options Outstanding at December 31, 1997...................  1,360,955     9.74
  Granted..................................................  1,968,337     4.76
  Exercised................................................    (94,032)    3.13
  Terminated............................................... (1,290,407)    9.51
                                                            ----------   ------
Options Outstanding at December 31, 1998...................  1,944,853   $ 5.17
                                                            ==========   ======
Options Exercisable at December 31, 1998...................    333,541   $ 6.92
                                                            ==========   ======

                        ARCH COMMUNICATIONS GROUP, INC.

  The following table summarizes the options outstanding and options exercisable by price range at December 31, 1998:

                                 Weighted
                                  Average     Weighted                 Weighted
     Range of                    Remaining    Average                  Average
     Exercise       Options     Contractual   Exercise     Options     Exercise
      Prices      Outstanding      Life        Price     Exercisable    Price
     --------     -----------   -----------   --------   -----------   --------
   $1.44-$ 4.13      162,533       9.38        $3.36         4,500      $1.89
    4.53-  4.53      511,201       9.17         4.53            --         --
    4.56-  4.94      152,625       9.00         4.91         6,625       4.59
    5.06-  5.06      969,057       9.04         5.06       231,827       5.06
    6.25- 27.56      149,437       7.02        10.29        90,589      12.11
   ------------    ---------       ----        -----       -------      -----
   $1.44-$27.56    1,944,853       8.94        $5.17       333,541      $6.92
   ============    =========       ====        =====       =======      =====

  Employee Stock Purchase Plans--On May 28, 1996, the stockholders approved the 1996 Employee Stock Purchase Plan (the "1996 ESPP"). The 1996 ESPP allows eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. During 1996, 1997 and 1998, 46,842, 151,343 and 257,988 shares were issued at an average price per share of $7.97, $5.29 and $2.13, respectively. At December 31, 1998, 43,827 shares are available for future issuance.

  On January 26, 1999, the stockholders approved the 1999 Employee Stock Purchase Plan ( the "1999 ESPP"). The 1999 ESPP allows eligible employees the right to purchase common stock, through payroll deductions not exceeding 10% of their compensation, at the lower of 85% of the market price at the beginning or the end of each six-month offering period. The stockholders authorized 1,500,000 shares for future issuance under this plan.

  Accounting for Stock-Based Compensation--Arch accounts for its stock option and stock purchase plans under APB Opinion No. 25 "Accounting for Stock Issued to Employees". Since all options have been issued at a grant price equal to fair market value, no compensation cost has been recognized in the Statement of Operations. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", Arch's net income (loss) and income (loss) per share would have been increased to the following pro forma amounts:

                                                                 Years Ended December 31,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
                                                                 (in thousands, except per
                                                                      share amounts)
Net income (loss):                         As reported........ $(114,662) $(181,874) $(206,051)
                                           Pro forma..........  (115,786)  (183,470)  (208,065)
Basic net income (loss) per common share:  As reported........     (5.62)     (8.77)     (9.86)
                                           Pro forma..........     (5.68)     (8.85)     (9.96)

  Because the SFAS No. 123 method of accounting has not been applied to the options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In computing these pro forma amounts, Arch has assumed risk-free interest rates of 4.5%--6%, an expected life of 5 years, an expected dividend yield of zero and an expected volatility of 50%--85%.

                        ARCH COMMUNICATIONS GROUP, INC.

  The weighted average fair values (computed consistent with SFAS No. 123) of options granted under all plans in 1996, 1997 and 1998 were $4.95, $3.37 and $2.78, respectively. The weighted average fair value of shares sold under the ESPP in 1996, 1997 and 1998 was $5.46, $2.83 and $1.88, respectively.

  Stockholders Rights Plan--Upon completion of the USAM Merger, Arch's existing stockholders rights plan was terminated. In October 1995, Arch's Board of Directors adopted a new stockholders rights plan (the "Rights") and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock to stockholders of record at the close of business on October 25, 1995. Each Right entitles the registered holder to purchase from Arch one one-thousandth of a share of Series B Junior Participating Preferred Stock, at a cash purchase price of $150, subject to adjustment. Pursuant to the Plan, the Rights automatically attach to and trade together with each share of common stock. The Rights will not be exercisable or transferable separately from the shares of common stock to which they are attached until the occurrence of certain events. The Rights will expire on October 25, 2005, unless earlier redeemed or exchanged by Arch in accordance with the Plan.

5. Income Taxes

  Arch accounts for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, given the provisions of enacted laws.

  The components of the net deferred tax asset (liability) recognized in the accompanying consolidated balance sheets at December 31, 1997 and 1998 are as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Deferred tax assets...................................... $134,944  $179,484
   Deferred tax liabilities.................................  (90,122)  (67,652)
                                                             --------  --------
                                                               44,822   111,832
   Valuation allowance......................................  (44,822) (111,832)
                                                             --------  --------
                                                             $     --  $     --
                                                             ========  ========

  The approximate effect of each type of temporary difference and carryforward at December 31, 1997 and 1998 is summarized as follows (in thousands):

                                                               1997      1998
                                                             --------  --------
   Net operating losses....................................  $106,214  $128,213
   Intangibles and other assets............................   (87,444)  (62,084)
   Depreciation of property and equipment..................    24,388    39,941
   Accruals and reserves...................................     1,664     5,762
                                                             --------  --------
                                                               44,822   111,832
   Valuation allowance.....................................   (44,822) (111,832)
                                                             --------  --------
                                                             $     --  $     --
                                                             ========  ========

  The effective income tax rate differs from the statutory federal tax rate primarily due to the nondeductibility of goodwill amortization and the inability to recognize the benefit of current net operating loss ("NOL") carryforwards. The NOL carryforwards expire at various dates through 2013. The Internal Revenue Code contains provisions that may limit the NOL carryforwards available to be used in any given year if certain events occur, including significant changes in ownership, as defined.

                        ARCH COMMUNICATIONS GROUP, INC.

  The Company has established a valuation reserve against its net deferred tax asset until it becomes more likely than not that this asset will be realized in the foreseeable future.

6. Commitments and Contingencies

  In the ordinary course of business, the Company and its subsidiaries are defendants in a variety of judicial proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, which, in the event of an adverse decision, would result in a material adverse change in the financial condition of the Company.

  Arch has operating leases for office and transmitting sites with lease terms ranging from one month to approximately ten years. In most cases, Arch expects that, in the normal course of business, leases will be renewed or replaced by other leases.

  Future minimum lease payments under noncancellable operating leases at December 31, 1998 are as follows (in thousands):

     Year Ending December 31,
     ------------------------
     1999............................................................... $21,372
     2000...............................................................  13,826
     2001...............................................................   8,853
     2002...............................................................   6,026
     2003...............................................................   2,495
     Thereafter.........................................................   1,516
                                                                         -------
       Total............................................................ $54,088
                                                                         =======

  Total rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 approximated $14.7 million, $19.8 million and $19.6 million, respectively.

7. Employee Benefit Plans

  Retirement Savings Plan--Arch has a retirement savings plan, qualifying under Section 401(k) of the Internal Revenue Code covering eligible employees, as defined. Under the plan, a participant may elect to defer receipt of a stated percentage of the compensation which would otherwise be payable to the participant for any plan year (the deferred amount) provided, however, that the deferred amount shall not exceed the maximum amount permitted under
Section 401(k) of the Internal Revenue Code. The plan provides for employer matching contributions. Matching contributions for the years ended December 31, 1996, 1997 and 1998 approximated $217,000, $302,000 and $278,000, respectively.

8. Tower Site Sale

  In April 1998, Arch announced an agreement to sell certain of its tower site assets (the "Tower Site Sale") for approximately $38.0 million in cash (subject to adjustment), of which $1.3 million was paid to entities affiliated with Benbow in payment for certain assets owned by such entities and included in the Tower Site Sale. In the Tower Site Sale, Arch is selling communications towers, real estate, site management contracts and/or leasehold interests involving 133 sites in 22 states and will rent space on the towers on which it currently operates communications equipment to service its own paging network. Arch used its net proceeds from the Tower Site Sale to repay indebtedness under the API Credit Facility. Arch held the initial closing of the Tower Site Sale on June 26, 1998 with gross proceeds to Arch of approximately $12.0 million (excluding $1.3 million which was

                        ARCH COMMUNICATIONS GROUP, INC.

paid to entities affiliated with Benbow for certain assets which such entities sold as part of this transaction) and held a second closing on September 29, 1998 with gross proceeds to Arch of approximately $20.4 million.

  Arch entered into options to repurchase each site and until this continuing involvement ends the gain is deferred and included in other long-term liabilities. At December 31, 1998, Arch had sold 117 of the 133 sites, which resulted in a total gain of approximately $23.5 million and through December 31, 1998 approximately $2.5 million of this gain had been recognized in the statement of operations and is included in operating income.

9. Divisional Reorganization

  In June 1998, Arch's Board of Directors approved a reorganization of Arch's operations (the "Divisional Reorganization"). As part of the Divisional Reorganization, which is being implemented over a period of 18 to 24 months, Arch has consolidated its former Midwest, Western and Northern divisions into four existing operating divisions and is in the process of consolidating certain regional administrative support functions, such as customer service, collections, inventory and billing, to reduce redundancy and take advantage of various operating efficiencies. In connection with the Divisional Reorganization, Arch (i) anticipates a net reduction of approximately 10% of its workforce, (ii) is closing certain office locations and redeploying other assets and (iii) recorded a restructuring charge of $14.7 million, or $0.70 per share (basic and diluted) in 1998. The restructuring charge consisted of approximately (i) $9.7 million for employee severance, (ii) $3.5 million for lease obligations and terminations and (iii) $1.5 million of other costs.

  The provision for lease obligations and terminations relates primarily to future lease commitments on local, regional and divisional office facilities that will be closed as part of the Divisional Reorganization. The charge represents future lease obligations, on such leases past the dates the offices will be closed by the Company, or for certain leases, the cost of terminating the leases prior to their scheduled expiration. Cash payments on the leases and lease terminations will occur over the remaining lease terms, the majority of which expire prior to 2001.

  Through the elimination of certain local and regional administrative operations and the consolidation of certain support functions, the Company will eliminate approximately 280 net positions. As a result of eliminating these positions, the Company will involuntarily terminate an estimated 900 personnel. The majority of the positions to be eliminated will be related to customer service, collections, inventory and billing functions in local and regional offices which will be closed as a result of the Divisional Reorganization. As of December 31, 1998, 217 employees had been terminated due to the Divisional Reorganization. The majority of the remaining severance and benefits costs to be paid by the Company will be paid during 1999.

  The Company's restructuring activity as of December 31, 1998 is as follows (in thousands):

                                                 Reserve
                                                Initially  Utilization Remaining
                                               Established of Reserve   Reserve
                                               ----------- ----------- ---------
     Severance costs..........................   $ 9,700     $2,165     $ 7,535
     Lease obligation costs...................     3,500        366       3,134
     Other costs..............................     1,500        260       1,240
                                                 -------     ------     -------
       Total..................................   $14,700     $2,791     $11,909
                                                 =======     ======     =======

10. Segment Reporting

  The Company operates in one industry: providing wireless messaging services. On December 31, 1998, the Company operated approximately 175 retail stores in 35 states of the United States.

                        ARCH COMMUNICATIONS GROUP, INC.

11. Quarterly Financial Results (Unaudited)

  Quarterly financial information for the years ended December 31, 1997 and 1998 is summarized below (in thousands, except per share amounts):

                                         First     Second    Third     Fourth
                                        Quarter   Quarter   Quarter   Quarter
                                        --------  --------  --------  --------
Year Ended December 31, 1997:
Revenues............................... $ 95,539  $ 98,729  $101,331  $101,242
Operating income (loss)................  (26,632)  (29,646)  (27,208)  (18,529)
Net income (loss)......................  (45,815)  (49,390)  (47,645)  (39,024)
Basic net income (loss) per common
 share:
  Net income (loss)....................    (2.21)    (2.38)    (2.29)    (1.88)
Year Ended December 31, 1998:
Revenues............................... $102,039  $103,546  $104,052  $103,998
Operating income (loss)................  (19,418)  (35,356)  (20,783)  (18,872)
Income (loss) before extraordinary
 item..................................  (45,839)  (62,277)  (47,994)  (48,221)
Extraordinary charge...................       --    (1,720)       --        --
Net income (loss)......................  (45,839)  (63,997)  (47,994)  (48,221)
Basic net income (loss) per common
 share:
  Income (loss) before extraordinary
   item................................    (2.20)    (2.97)    (2.30)    (2.31)
  Extraordinary charge.................       --      (.08)       --        --
  Net income (loss)....................    (2.20)    (3.05)    (2.30)    (2.31)

                                   APPENDIX B

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
MobileMedia Communications, Inc. and Subsidiaries
  Report of Independent Auditors.......................................... B-2

  Consolidated Balance Sheets as of December 31, 1997 and 1998............ B-3

  Consolidated Statements of Operations for Each of the Three Years in the
   Period Ended December 31, 1998......................................... B-4

  Consolidated Statement of Changes in Stockholders' Equity (Deficit) for
   Each of the Three Years in the Period Ended December 31, 1998.......... B-5

  Consolidated Statements of Cash Flows for Each of the Three Years in the
   Period Ended December 31, 1998......................................... B-6

  Notes to Consolidated Financial Statements.............................. B-7

                        Report of Independent Auditors

The Board of Directors
MobileMedia Communications, Inc.

  We have audited the accompanying consolidated balance sheets of MobileMedia Communications, Inc. and Subsidiaries ("MobileMedia") as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MobileMedia Communications, Inc. and Subsidiaries at December 31, 1997 and 1998 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that MobileMedia will continue as a going concern. As more fully described in Note 1, on January 30, 1997, MobileMedia Corporation and substantially all of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court). Additionally, as more fully described in Note 11, on April 8, 1997, the Federal Communications Commission ("FCC") issued a Public Notice commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. These events, and circumstances relating to the Chapter 11 filing with the Bankruptcy Court, including MobileMedia's highly leveraged financial structure, non-compliance with certain covenants of loan agreements with banks and note indentures, net working capital deficiency and recurring losses from operations, raise substantial doubt about MobileMedia's ability to continue as a going concern. Although MobileMedia is currently operating the business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things, the ability to (a) gain approval of the creditors and confirmation by the Bankruptcy Court of a plan of reorganization, (b) maintain compliance with all covenants under the debtor-in-possession financing agreement, (c) achieve satisfactory levels of future operating profit and (d) retain FCC qualification as a licensee. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

                                          Ernst & Young LLP

MetroPark, New Jersey
February 12, 1999, except for the eighth and ninth paragraphs of
 Note 1 and the second paragraph of Note 6, as to which the date is March 26, 1999

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                           December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
                       ASSETS
Current assets
  Cash and cash equivalents.......................... $    10,920  $     1,218
  Accounts receivable (less allowance for
   uncollectible accounts of $26,500
   and $15,000 in 1997 and 1998, respectively) ......      55,432       38,942
  Inventories........................................         868        2,192
  Prepaid expense....................................       5,108        5,523
  Other current assets...............................       2,783        4,855
                                                      -----------  -----------
    Total current assets.............................      75,111       52,730
                                                      -----------  -----------
Investment in net assets of equity affiliate.........       1,788        1,400
Property and equipment, net..........................     257,937      219,642
Intangible assets, net...............................     295,358      266,109
Other assets.........................................      24,940       21,573
                                                      -----------  -----------
    Total assets..................................... $   655,134  $   561,454
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities not subject to compromise
  Debtor-In-Possession (DIP) credit facility......... $    10,000  $       --
  Accrued restructuring costs........................       4,897        5,163
  Accrued wages, benefits and payroll................      11,894       12,033
  Accounts payable--post petition....................       2,362        1,703
  Accrued interest...................................       4,777        3,692
  Accrued expenses and other current liabilities.....      35,959       35,735
  Current income taxes payable.......................         --         2,871
  Advance billing and customer deposits..............      34,252       28,554
  Deferred gain on tower sale........................         --        68,444
                                                      -----------  -----------
    Total liabilities not subject to compromise......     104,141      158,195
                                                      -----------  -----------
Liabilities subject to compromise
  Accrued wages, benefits and payroll taxes..........         562          647
  Accrued interest...................................      18,450       17,579
  Accounts payable--pre petition.....................      19,646       15,410
  Accrued expenses and other current liabilities.....      20,663       15,285
  Debt...............................................   1,075,681      905,681
  Other liabilities..................................       2,915          --
                                                      -----------  -----------
    Total liabilities subject to compromise..........   1,137,917      954,602
                                                      -----------  -----------
  Deferred tax liabilities...........................       2,655        2,655
Stockholders' deficit
  Common stock (1 share, no par value, issued and
   outstanding at December 31, 1997 and 1998)........         --           --
  Additional paid-in-capital.........................     676,025      676,025
  Accumulated deficit--pre petition..................  (1,154,420)  (1,154,420)
  Accumulated deficit--post petition.................    (111,184)     (75,603)
                                                      -----------  -----------
    Total stockholders' deficit......................    (589,579)    (553,998)
                                                      -----------  -----------
    Total liabilities and stockholders' deficit...... $   655,134  $   561,454
                                                      ===========  ===========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                  Year Ended December 31,
                                               --------------------------------
                                                  1996        1997       1998
                                               -----------  ---------  --------
Revenue
  Services, rents and maintenance............  $   568,892  $ 491,174  $423,059
  Product sales..............................       71,818     36,218    26,622
                                               -----------  ---------  --------
    Total revenues...........................      640,710    527,392   449,681
Cost of products sold........................      (72,595)   (35,843)  (22,162)
                                               -----------  ---------  --------
                                                   568,115    491,549   427,519
Operating expenses
  Services, rents and maintenance............      144,050    139,333   111,589
  Selling....................................       96,817     69,544    61,106
  General and administrative.................      218,607    179,599   133,003
  Reduction of liabilities subject to
   compromise................................          --         --    (10,461)
  Impairment of long-lived assets............      792,478        --        --
  Restructuring costs........................        4,256     19,811    18,624
  Depreciation...............................      136,434    110,376    86,624
  Amortization...............................      212,264     29,862    29,835
  Amortization of deferred gain on tower
   sale......................................          --         --     (1,556)
                                               -----------  ---------  --------
    Total operating expenses.................    1,604,906    548,525   428,764
                                               -----------  ---------  --------
Operating (loss).............................   (1,036,791)   (56,976)   (1,245)
Other income (expense)
  Interest expense, net......................      (92,663)   (67,611)  (53,043)
  Gain on sale of assets.....................           68          3    94,165
  Other......................................          --         --       (338)
                                               -----------  ---------  --------
    Total other expense......................      (92,595)   (67,608)   40,784
                                               -----------  ---------  --------
Income (loss) before income taxes (benefit)..   (1,129,386)  (124,584)   39,539
Income taxes (benefit).......................      (69,442)       --      3,958
                                               -----------  ---------  --------
Net income (loss)............................  $(1,059,944) $(124,584) $ 35,581
                                               ===========  =========  ========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                                         Accumulated  Accumulated
                              Additional   Deficit      Deficit
                               Paid in      Pre-         Post-
                               Capital    Petition     Petition      Total
                              ---------- -----------  ----------- -----------
Balance at December 31,
 1995........................  $659,829  $   (81,076)  $       0  $   578,753
Capital contribution from
 MobileMedia.................    12,800          --          --        12,800
Net loss.....................       --    (1,059,944)        --    (1,059,944)
                               --------  -----------   ---------  -----------
Balance at December 31,
 1996........................   672,629   (1,141,020)          0     (468,391)
Capital contribution from
 MobileMedia.................     3,396          --          --         3,396
Net loss.....................       --       (13,400)   (111,184)    (124,584)
                               --------  -----------   ---------  -----------
Balance at December 31,
 1997........................   676,025   (1,154,420)   (111,184)    (589,579)
Net income...................       --           --       35,581       35,581
                               --------  -----------   ---------  -----------
Balance at December 31, 1998
 ............................  $676,025  $(1,154,420)  $ (75,603) $  (553,998)
                               ========  ===========   =========  ===========



                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1996        1997       1998
                                              -----------  ---------  ---------
Operating activities
  Net income (loss).........................  $(1,059,944) $(124,584) $  35,581
Adjustments to reconcile net loss to net
 cash provided by (used in)
 Operating activities:
  Depreciation and amortization.............      348,698    140,238    116,459
  Amortization of deferred gain on tower
   sale.....................................                             (1,556)
  Income tax benefit........................      (69,442)       --         --
  Accretion of note payable discount........       16,792      1,485        --
  Provision for uncollectible accounts......       56,556     65,181     14,841
  Reduction of liabilities subject to
   compromise...............................          --         --     (10,461)
  Recognized gain on sale of tower assets...          --         --     (94,165)
  Impairment of long-lived assets...........      792,478        --         --
  Undistributed earnings of affiliate, net..          160         69        (87)
Change in operating assets and liabilities:
  Accounts receivable.......................      (55,965)   (53,904)     1,649
  Inventories...............................        2,433     12,514     (1,324)
  Prepaid expenses and other assets.........       12,145       (686)       590
  Accounts payable, accrued expenses and
   other liabilities........................       13,283    (25,393)    (7,065)
                                              -----------  ---------  ---------
  Net cash provided by (used in) operating
   activities...............................       57,194     14,920     54,462
                                              -----------  ---------  ---------
Investing activities:
  Construction and capital expenditures,
   including net changes in pager assets....     (161,861)   (40,556)   (53,867)
  Net proceeds from the sale of tower
   assets...................................          --         --     169,703
  Acquisition of businesses.................     (866,460)       --         --
                                              -----------  ---------  ---------
Net cash provided by (used in) investing
 activities.................................   (1,028,321)   (40,556)   115,836
                                              -----------  ---------  ---------
Financing activities:
  Capital contribution by MobileMedia
   Corporation..............................       12,800      3,396        --
  Payment of debt issue costs...............       (6,939)       --         --
  Borrowing from revolving credit
   facilities...............................      580,250        --         --
  Repayments on revolving credit
   facilities...............................          --         --    (170,000)
  Borrowing from DIP credit facilities......          --      47,000        --
  Repayments on DIP credit facilities.......          --     (37,000)   (10,000)
                                              -----------  ---------  ---------
Net cash provided by (used in) financing
 activities.................................      586,111     13,396   (180,000)
                                              -----------  ---------  ---------
Net (decrease) increase in cash, cash
 equivalents designated and cash designated
 for the MobileComm acquisition.............     (385,016)   (12,240)    (9,702)
Cash and cash equivalents at beginning of
 period.....................................      408,176     23,160     10,920
                                              -----------  ---------  ---------
Cash and cash equivalents at end of period..  $    23,160  $  10,920  $   1,218
                                              ===========  =========  =========

                            See accompanying notes.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (dollars in thousands)

1. Chapter 11 Reorganization and Basis of Presentation

  On January 30, 1997 (the "Petition date"), MobileMedia Corporation ("Parent"), its wholly owned subsidiary MobileMedia Communications, Inc., and all seventeen of MobileMedia Communications, Inc.'s subsidiaries ("MobileMedia") (collectively with Parent, the "Debtors"), filed for protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Debtors are operating as debtors-in-possession and are subject to the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor is authorized to reorganize its business for the benefit of its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the restructuring of debt. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, section 362(a) of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

  The Bankruptcy Court has exercised supervisory powers over the operations of the Debtors with respect to the employment of attorneys, investment bankers and other professionals, and transactions out of the Debtors' ordinary course of business or otherwise requiring bankruptcy court approval under the Bankruptcy Code. The Debtors have been paying undisputed obligations that have arisen subsequent to the Petition date on a timely basis.

  Since the Petition date, the Bankruptcy Court has entered orders, among other things, allowing the Debtors (i) to pay certain customer refunds and deposits in the ordinary course of business, (ii) to pay wages, salaries and benefits owing to employees, and (iii) to pay specified pre-petition taxes owing to various governmental entities. On February 6, 1997, the Bankruptcy Court entered an order authorizing the Debtors to pay approximately $46,000 in pre-petition amounts owing to certain essential vendors.

  Under the Bankruptcy Code, the Debtors may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other unexpired executory pre-petition leases and contracts, subject to Bankruptcy Court approval. Assumption of a contract requires the Debtors, among other things, to cure all defaults under the contract, including payment of all pre-petition liabilities. Rejection of a contract constitutes a breach of that contract as of the moment immediately preceding the Chapter 11 filing and the other party has the right to assert a general, unsecured claim against the bankruptcy estate for damages arising out of such breach. These parties may also seek to assert post-petition administrative claims against the Debtors to the extent that the Debtors utilize the collateral or services of such parties subsequent to the commencement of the Chapter 11 proceedings. The Debtors cannot presently determine or reasonably estimate the ultimate liability that may result from payments required to cure defaults under assumed leases and contracts or from the filing of claims for all leases and contracts which may be rejected.

  In connection with the Chapter 11 filing, the Debtors notified all known claimants that pursuant to an order of the Bankruptcy Court, all proofs of claims, on account of pre-petition obligations, other than for certain governmental entities, were required to be filed by June 16, 1997 (the "Bar Date"). As of December 31, 1998, approximately 2,400 proofs of claim had been filed against the Debtors. Included among the claims filed are claims of unspecified and undeterminable amounts. The Debtors consider the amounts set forth in certain proofs of claim to be inaccurate estimates of the Debtors' liabilities. As of December 31, 1998, the Debtors had secured orders of the Bankruptcy Court reducing approximately 1,292 claims filed in an aggregate amount of approximately $114,000 to an allowed amount of $6,190. As of December 31, 1998, the Debtors had also analyzed and resolved an additional 864 proofs of claim, representing an aggregate allowed amount of $8,450. The Debtors expect the objection process to continue.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  On August 20, 1998, MobileMedia announced that it had executed a merger agreement with Arch Communications Group, Inc. ("Arch"), pursuant to which MobileMedia Communications, Inc. will be merged with and into a wholly-owned subsidiary of Arch. Immediately prior to the Merger, Parent will contribute all of its assets to MobileMedia Communications, Inc. Also on August 20, 1998, the Debtors filed a First Amended Joint Plan of Reorganization that reflects the proposed merger with Arch. On September 3, 1998, Arch and MobileMedia executed an amendment to the merger agreement and the Debtors filed a subsequent Second Amended Joint Plan of Reorganization. On December 1, 1998 Arch and MobileMedia executed a second amendment to the merger agreement and on December 2, 1998, the Debtors filed a Third Amended Joint Plan of Reorganization (the "Plan"). As of February 9, 1999, Arch and MobileMedia executed a third amendment to the merger agreement. Under the Plan, the Debtors' secured creditors will receive cash in an amount equal to their allowed pre-petition claims and the Debtors' unsecured creditors will receive cash or equity securities of Arch in satisfaction of their pre-petition claims against the Debtors. Because there are a variety of conditions precedent to the consummation of the Plan and the merger with Arch, there can be no assurance that the transactions contemplated thereby will be consummated.

  In December 1998 and January 1999, MobileMedia solicited the votes of its creditors on the Plan. 100% of the voting creditors in Class 4 voted to accept the Plan. As to Allowed Claims in Class 5, 83% in number and 91% in amount of those voting voted to accept the Plan. Of the Allowed Claims in Class 6 that voted on the Plan, 968 of such holders (approximately 94% in number and 69% in amount) voted to accept the Plan, and 61 of such holders (approximately 6% in number and 31% in amount) voted to reject the Plan.

  Objections to confirmation were filed by New Generation Advisors, Inc. ("New Generation"), Merrill Lynch Phoenix Fund, Inc., Merrill Lynch Corporate Bond Fund, Inc.--High Income Portfolio and State Street Research High Income Fund (the "Objectors"). On February 12, 1999, at a continued hearing on confirmation of the Plan, the Bankruptcy Court ordered MobileMedia to provide due diligence to a nominee of New Generation, to prepare supplemental disclosure to the holders of Allowed Claims in Class 6, and to resolicit the votes of such holders on the Plan. At a hearing held before the Bankruptcy Court on February 18, 1999, the Bankruptcy Court entered an order approving a form of Notice and Supplemental Disclosure, directing MobileMedia to resolicit the votes of all holders of Allowed Class 6 Claims and establishing March 23, 1999 as (a) the Supplemental Voting Deadline for Class 6 and (b) the deadline for any further objections to confirmation of the Plan arising out of the matters set forth in the Notice of Supplemental Disclosure. No further objections to the Plan were received by March 23, 1999. Taking into account the resolicitation of Class 6, the Plan was accepted by 59.6% in number and 69.3% in dollar amount of voting Class 6 creditors.

  On March 22, 1999, the Debtors and various other parties (including the Objectors, Arch, the Committee and the Agent for the Company's pre-petition secured lenders) executed a stipulation (the "Stipulation") that was approved by the Bankruptcy Court, effective as of March 23, 1999. The Stipulation resolves the pending objections to the Plan by providing for the withdrawal of the Objectors' objections and the waiver of all appeal rights of the Objectors. In addition, the Stipulation, among other things, establishes a process for the conduct of due diligence and the pursuit of a possible alternative plan proposal by the Objectors (the "Objectors Proposal"), which proposal must be delivered to the Debtors by April 1, 1999 and must (i) be capable of consummation within a reasonable time, (ii) provide for cash payments of approximately $550,000 to certain creditors and for a distribution to Class 6 (general unsecured creditors) that is materially greater in value than the distribution under the Plan, (iii) have financing committed or reasonably capable of being committed and (iv) be superior to the Plan (collectively, "the Requirements"). As a result, the Stipulation narrows the scope of the confirmation hearing to essentially one issue (other than the conformity of the Plan with section 1129 of the Bankruptcy Code)--whether the Objectors Proposal meets the Requirements. In accordance with the terms of the Stipulation, the Confirmation Hearing will resume on April 12, 1999.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  The consolidated financial statements at December 31, 1996, 1997 and 1998 have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As discussed herein, there are significant uncertainties relating to the ability of MobileMedia to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of the uncertainties discussed herein.

2. The Company and Summary of Significant Accounting Policies

 The Company

  MobileMedia provides paging and wireless messaging services in the United States, including the 100 largest metropolitan areas.

 Consolidation

  The consolidated financial statements include the accounts of MobileMedia and its wholly-owned subsidiaries (MobileMedia Communications, Inc. (California), MobileMedia Paging, Inc., MobileMedia DP Properties, Inc., Dial Page Southeast, Inc., Radio Call Company of Va., Inc., MobileMedia PCS, Inc., Mobile Communications Corporation of America, MobileComm of Florida, Inc., MobileComm of Tennessee, Inc., MobileComm of the Midsouth, Inc., MobileComm Nationwide Operations, Inc., MobileComm of the West, Inc., MobileComm of the Northeast, Inc., MobileComm of the Southeast, Inc., MobileComm of the Southeast Private Carrier Operations, Inc., MobileComm of the Southwest, Inc. and FWS Radio, Inc.). All significant intercompany accounts and transactions have been eliminated.

 Cash Equivalents

  MobileMedia considers all highly-liquid securities with an original maturity of less than three months to be cash equivalents.

 Concentrations of Credit Risk

  Financial instruments that potentially subject MobileMedia to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. MobileMedia places its cash with high-quality institutions and, by policy, limits its credit exposure to any one institution. Although MobileMedia faces significant credit risk from its customers, such risk does not result from a concentration of credit risk as a result of the large number of customers which comprise MobileMedia's customer base. MobileMedia generally does not require collateral or other security to support customer receivables.

 Inventories

  MobileMedia values inventories at the lower of specific cost or market value. Inventories consist of pagers held specifically for resale by MobileMedia.

 Revenue Recognition

  MobileMedia recognizes revenue under service, rent and maintenance agreements with customers at the time the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. MobileMedia leases (as lessor) certain pagers under operating leases. Sales of pagers are recognized upon delivery.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Property and Equipment

  Effective October 1, 1997, MobileMedia shortened the estimated useful life of pagers from four to three years. This change resulted in additional depreciation expense of approximately $2,500 in 1997.

  Property and equipment are stated at cost, less accumulated depreciation.

  MobileMedia purchases a significant percentage of its pagers from one supplier. Any disruption of such supply could have a material impact on MobileMedia's operations.

  Expenditures for maintenance are charged to expense as incurred.

  Upon retirement of pagers, the cost and related accumulated depreciation are removed from the accounts and the net book value, if any, is charged to depreciation expense. Upon the sale of pagers, the net book value is charged to cost of products sold.

  Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

      Pagers.........................................................    3 years
      Radio transmission equipment...................................   10 years
      Computer equipment.............................................    4 years
      Furniture and fixtures.........................................    5 years
      Leasehold improvements......................................... 1-10 years
      Buildings......................................................   30 years

 Intangible Assets

  Intangible assets consist primarily of customer lists and FCC licenses which are being amortized principally using the straight-line method over periods ranging from 3 to 25 years. In connection with the impairment writedown discussed below, MobileMedia revised the useful lives of FCC licenses and customer lists to 25 years and 3 years, respectively.

 Impairment of Long-Lived Assets

  In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", MobileMedia records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the net book value of those assets. In 1997, MobileMedia determined impairment existed with respect to its long-lived assets as of December 31, 1996. Such determination was based upon the existence of adverse business circumstances, such as MobileMedia's bankruptcy, its 1996 operating results and the uncertainty associated with the pending FCC proceeding. In July 1998, MobileMedia evaluated the ongoing value of its long-lived assets effective December 31, 1996 and, based on this evaluation, MobileMedia determined that intangible assets with a net book value of $1,118,231 were impaired and wrote them down by $792,478 to their estimated fair value. Fair value

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

was determined through the application of generally accepted valuation methods to MobileMedia's projected cash flows, discounted at an estimated market rate of interest. The remaining carrying amount of long-lived assets are expected to be recovered based on MobileMedia's estimates of cash flows. However, it is possible that such estimates could change based upon the uncertainties of the bankruptcy process and because future operating and financial results may differ from those projected which may require further writedowns to fair value.

 Debt Issue Costs

  Debt issue costs, which relate to the long term debt discussed in Note 6, are reported as "Other assets" in the accompanying balance sheets. Such costs amounted to $22,939 at December 31, 1997 and $19,295 at December 31, 1998 and are being amortized on a straight line basis over the term of the related debt.

 Liabilities Subject to Compromise

  Liabilities subject to compromise consists of pre-petition liabilities that may be affected by a plan of reorganization. In accordance with AICPA Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", MobileMedia records liabilities subject to compromise based on the expected amount of the allowed claims related to these liabilities. Accordingly, in December 1998 MobileMedia reduced such liabilities by approximately $10,461 to reflect changes in estimated allowed claims.

 Restructuring Costs

  Restructuring costs are primarily comprised of professional fees constituting administrative expenses incurred by MobileMedia as a result of reorganization under Chapter 11 of the Bankruptcy Code.

 Income Taxes

  Income taxes are accounted for by the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

 New Authoritative Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which is effective for years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. MobileMedia has adopted SFAS No. 131 as of December 31, 1998. Such adoption did not have an impact on MobileMedia's financial reporting.

  In April 1998, the Accounting Standards Executive Committee of the Financial Accounting Standards Board issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. MobileMedia intends to adopt SOP 98-5 effective January 1, 1999. The adoption of SOP 98-5 is not expected to have any effect on MobileMedia's financial position or results of operations.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

3. Acquisitions and Divestitures

  On September 3, 1998, MobileMedia completed the sale of 166 transmission towers to Pinnacle Towers, Inc. ("Pinnacle") for $170,000 in cash (the "Tower Sale"). Under the terms of a lease with Pinnacle, MobileMedia will lease antenna sites located on these towers for an initial period of 15 years at an aggregate annual rental of $10,700. The sale was accounted for in accordance with Statement of Financial Accounting Standards No. 28, Accounting for Sales with Leasebacks, and resulted in a recognized gain of $94,200 and a deferred gain of $70,000. The deferred gain will be amortized on a straight-line basis over the initial lease period of 15 years. Subsequent to the sale, MobileMedia distributed the $170,000 in proceeds to its secured creditors, who had a lien on such assets.

  On January 4, 1996, MobileMedia completed its acquisition of MobileComm, BellSouth's paging and wireless messaging unit, and an associated nationwide two-way narrowband 50/12.5 kHz PCS license, and BellSouth agreed to enter into a two-year non-compete agreement and a five-year reseller agreement with MobileMedia (the "MobileComm Acquisition"). The aggregate consideration paid for the MobileComm Acquisition (excluding fees and expenses and related financing costs) was approximately $928,709.

  The MobileComm Acquisition has been accounted for as a purchase transaction in accordance with Accounting Principles Board Opinion No. 16 and, accordingly, the financial statements for the periods subsequent to January 4, 1996 reflect the purchase price and transaction costs of $24,328, allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of January 4, 1996. The allocation of the purchase price is summarized as follows:

                                                                 (in thousands)
      Current assets............................................   $  55,301
      Property and equipment....................................     112,986
      Intangible assets.........................................     934,269
      Other assets..............................................         143
      Liabilities assumed.......................................    (149,662)
                                                                   ---------
                                                                   $ 953,037
                                                                   =========

4. Property and Equipment

  Property and equipment are summarized as follows:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
                                                               (in thousands)
      Pagers................................................. $196,791 $176,610
      Radio transmission equipment...........................  202,296  203,048
      Computer equipment.....................................   30,896   32,679
      Furniture and fixtures.................................   20,918   22,019
      Leasehold improvements.................................   14,652   16,516
      Construction in progress...............................    1,128   11,624
      Land, buildings and other..............................    7,911    6,697
                                                              -------- --------
                                                               474,592  469,193
      Accumulated depreciation...............................  216,655  249,551
                                                              -------- --------
      Property and equipment, net............................ $257,937 $219,642
                                                              ======== ========

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

5. Intangible Assets

                                           December 31,
                  --------------------------------------------------------------
                               1997                            1998
                  ------------------------------- ------------------------------
                  Adjusted  Accumulated           Adjusted Accumulated
                    Cost    Amortization   Net      Cost   Amortization   Net
                  --------- ------------ -------- -------- ------------ --------
FCC Licenses....  $ 261,323   $ (8,918)  $252,405 $261,523   $(16,891)  $244,632
Customer lists..     64,430    (21,477)    42,953   64,430    (42,953)    21,477
                  ---------   --------   -------- --------   --------   --------
                  $ 325,753   $(30,395)  $295,358 $325,753   $(59,844)  $266,109
                  =========   ========   ======== ========   ========   ========

  MobileMedia is not amortizing the cost of two nationwide Personal Communications Services ("PCS") licenses, one acquired directly from the FCC and the other as a result of the MobileComm acquisition, because the construction of paging networks related to such licenses has not been completed. These networks are expected to begin commercial operation in 1999 and, accordingly, amortization of these licenses will begin at such time.

6. Debt

  Debt is summarized as follows:

                                                              December 31,
                                                           -------------------
                                                              1997      1998
                                                           ---------- --------
      DIP credit facility................................. $   10,000 $    --
      Revolving loan......................................     99,000   72,900
      Term loan...........................................    550,000  406,100
      10 1/2% Senior Subordinated Deferred Coupon Notes
       due December 1, 2003...............................    174,125  174,125
      9 3/8% Senior Subordinated Notes due November 1,
       2007...............................................    250,000  250,000
      Dial Page Notes.....................................      1,570    1,570
      Note Payable........................................        986      986
                                                           ---------- --------
        Total debt........................................ $1,085,681 $905,681
                                                           ========== ========

  The debt obligations of MobileMedia include:

    1) A debtor-in-possession credit facility ("DIP Facility") with a syndicate of lenders including The Chase Manhattan Bank, as Agent (the "DIP Lenders"). As of December 31, 1998 there were no funded borrowings and as of December 31, 1997, there was $10,000 of borrowings outstanding under this facility. MobileMedia is subject to certain financial and operating restrictions customary to credit facilities of this type including a limitation on periodic capital expenditures, minimum allowable periodic EBITDA and retention of a turnaround professional. Additionally, MobileMedia is required to make monthly interest payments to the DIP Lenders and pay a commitment fee of 0.5% on any unused portion of the DIP Facility. The DIP Facility bears interest at a rate of LIBOR plus 250 basis points or Base Rate plus 150 basis points, at the option of MobileMedia. During 1997, the Debtors drew down $47,000 of borrowings and repaid $37,000 under the DIP Facility. During January and February, 1998 the Debtors repaid an additional $10,000. On January 27, 1998, the DIP Facility was amended and reduced from $200,000 to $100,000. On August 12, 1998, MobileMedia received approval from the Bankruptcy Court to extend the DIP Facility to March 31, 1999 and further reduce it from $100,000 to $75,000. MobileMedia has negotiated an extension of the DIP Facility through and including December 31, 1999. Interim approval of this extension was granted by the Bankruptcy Court on March 26, 1999. The interim approval will become final on April 12, 1999 unless objections are filed by April 8, 1999.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

    2) A $750,000 senior secured and guaranteed credit agreement (the "Pre-Petition Credit Agreement") with a syndicate of lenders including The Chase Manhattan Bank, as Agent. As of December 31, 1998 there was $479,000 outstanding under this facility consisting of term loans of $101,500 and $304,600 and loans under a revolving credit facility totaling $72,900. This agreement was entered into on December 4, 1995, in connection with the financing of the MobileComm Acquisition. Commencing in 1996 MobileMedia was in default under this agreement. As a result of such default and the bankruptcy filing, MobileMedia has no borrowing capacity under this agreement. Since the Petition date, MobileMedia has brought current its interest payments and has been making monthly payments to the lenders under the Pre-Petition Credit Agreement equal to the amount of interest accruing under such agreement. On September 3, 1998, MobileMedia repaid $170,000 of borrowings under the Pre-Petition Credit Agreement with proceeds from the Tower Sale (see Note 3).

    3) $250,000 Senior Subordinated Notes due November 1, 2007 (the "9 3/8% Notes") issued in November 1995. These notes bear interest at a rate of 9 3/8% payable semi-annually on May 1 and November 1 of each year. On November 1, 1996, MobileMedia did not make its scheduled interest payment on its 9 3/8% Notes which constituted an event of default. The note holders have not exercised any rights or remedies afforded holders (which rights include, but are not limited to, acceleration of the stated maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

    4) $210,000 of Senior Subordinated Deferred Coupon Notes (the "Deferred Coupon Notes") issued, at a discount, in November 1993. The Deferred Coupon Notes accrete at a rate of 10 1/2%, compounded semi-annually, to an aggregate principal amount of $210,000 by December 1, 1998 after which interest is paid in cash at a rate of 10 1/2% and is payable semi-annually. By virtue of the missed interest payments on the 9 3/8% Notes and the Pre-Petition Credit Agreement an event of default has occurred. The note holders have not exercised any rights or remedies afforded such holders (which rights include, but are not limited to, acceleration of the stated maturity of the notes). Since the Petition date, any such right or remedy is subject to the automatic stay created by the Bankruptcy Code.

 Interest Expense on Debt

  Interest paid during the years ended December 31, 1996, 1997 and 1998, was $65,978, $70,817, $51,560, respectively. Total interest cost incurred for the years ended December 31, 1996, 1997 and 1998 was $94,231, $68,409 and $53,982,
respectively of which $1,292, $176 and $228 was capitalized.

  Subsequent to the Petition date, interest was accrued and paid only on the Pre-Petition Credit Agreement and the DIP Facility. If not for the filing, interest expense for the year ended December 31, 1997 and 1998 would have been approximately $104,152 and $97,776, respectively.

7. Income Taxes

  The components of income tax benefit (expense) are as follows:

                                                           Year ended December
                                                                   31,
                                                          ---------------------
                                                           1996   1997   1998
                                                          ------- ----- -------
      Current:
        Federal.......................................... $   --  $ --  $(1,757)
        State and local..................................     --    --   (2,201)
                                                          ------- ----- -------
                                                              --    --   (3,958)
      Deferred:
        Federal..........................................  52,081   --      --
        State and local..................................  17,361   --      --
                                                          ------- ----- -------
          Total.......................................... $69,442 $ --  $(3,958)
                                                          ======= ===== =======

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  MobileMedia is included in the Parent's consolidated federal income tax return. Income taxes are presented in the accompanying financial statements as if MobileMedia filed tax returns as a separate consolidated entity.

  A reconciliation of income tax benefit (expense) and the amount computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

                                                    Year ended December 31,
                                                   ---------------------------
                                                     1996     1997      1998
                                                   --------  -------  --------
Tax benefit (expense) at federal statutory rate..  $395,285  $43,604  $(13,838)
Goodwill and intangible amortization and
 writedown.......................................   (95,362)     --        --
State income taxes...............................       --       --     (1,783)
Nondeductible expenses...........................       --       --     (4,765)
Valuation allowance on federal deferred tax
 assets..........................................  (230,481) (43,604)   16,428
                                                   --------  -------  --------
  Total..........................................  $ 69,442  $   --   $ (3,958)
                                                   ========  =======  ========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. The components of deferred tax liabilities are as follows:

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Deferred tax liabilities:
  Difference in book and tax basis of fixed assets......... $ 10,206  $ 19,974
  Other....................................................       68        27
                                                            --------  --------
    Deferred tax liabilities...............................   10,274    20,001
Deferred tax assets:
  Tax credit carryforwards.................................      --      1,757
  Accounts receivable reserves.............................   10,578     6,000
  Differences between the book and tax basis of intangible
   assets..................................................  128,462   121,526
  Difference between book and tax basis of accrued
   liabilities.............................................    5,089     4,794
  Net operating loss carryforward..........................  161,840   135,458
  Deferred gain on tower sale..............................      --     27,378
                                                            --------  --------
    Total deferred assets..................................  305,969   296,913
    Valuation allowances for deferred tax assets........... (298,350) (279,567)
                                                            --------  --------
    Deferred tax assets....................................    7,619    17,346
                                                            ========  ========
    Net deferred tax liabilities........................... $  2,655  $  2,655
                                                            ========  ========

  As of December 31, 1998, MobileMedia has available net operating loss carryforwards for tax purposes of approximately $330,000 which expire in years 2008 through 2012. Utilization of these losses may be limited under Section 382 of the Internal Revenue Code.

  MobileMedia believes consummation of the public offering of 15,525,000 shares of Parent's Class A Common Stock on November 7, 1995 caused an ownership change for MobileMedia for purposes of Section 382 of the Code. As a result, the use of MobileMedia's pre-ownership change net operating loss carryforwards will be limited annually by the Section 382 Limitation, which is estimated to be approximately $40,000. In addition, if a second ownership change has occurred subsequent to November 7, 1995, which has not yet been determined,

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

use of MobileMedia's net operating losses would be severely limited. It is also anticipated that the net operating loss carryforwards and certain other tax attributes of MobileMedia will be substantially reduced and their utilization signifantly limited as a result of consummation of the Plan.

8. Leases

  Certain facilities and equipment used in operations are held under operating leases. Rental expenses under operating leases were $44,574, 43,453 and $40,936, for the years ended December 31, 1996, 1997 and 1998, respectively. At December 31, 1998, the aggregate minimum rental commitments under leases were as follows:

      1999............................................................ $  48,951
      2000............................................................    25,457
      2001............................................................    19,250
      2002............................................................    15,726
      2003............................................................    13,327
      Thereafter......................................................    15,783
                                                                       ---------
                                                                       $ 138,494
                                                                       =========

9. Employee Benefit Plans

  MobileMedia has adopted a retirement savings plan that allows all employees who have been employed for one year and have at least 1,000 hours of credited service to contribute and defer up to 15% of their compensation. Effective February 1, 1996, MobileMedia began a matching contribution of 50% of the first 2% of the elected deferral plus an additional 25% of the next 4% of the elected deferral. MobileMedia's matching contribution was $700 in 1996, $730 in 1997 and $692 in 1998, respectively.

10. Stock Option Plans

  MobileMedia has two stock option plans under which approximately 1.3 million options are currently outstanding. Under the proposed Plan of Reorganization, MobileMedia's equity holders will receive no value for their ownership interests in the Company, and accordingly, the options are also deemed to have no value.

11. Commitments and Contingencies

  MobileMedia is party to a number of lawsuits and other matters arising in the ordinary course of business.

  As announced on September 27, 1996 and October 21, 1996, MobileMedia disclosed that misrepresentations and other violations had occurred during the licensing process for as many as 400 to 500, or approximately 6% to 7%, of its approximately 8,000 local transmission one-way paging stations. MobileMedia caused an investigation to be conducted by its outside counsel, and a comprehensive report regarding these matters was provided to the FCC in the fall of 1996.

  On January 13, 1997, the FCC issued a Public Notice relating to the status of certain FCC authorizations held by MobileMedia. Pursuant to the Public Notice, the FCC announced that it had (i) automatically terminated approximately 185 authorizations for paging facilities that were not constructed by the expiration date of their construction permits and remained unconstructed, (ii) dismissed as defective approximately 94 applications for fill-in sites around existing paging stations because they were predicated upon unconstructed facilities and (iii) automatically terminated approximately 99 other authorizations for paging facilities that were constructed after the expiration date of their construction permits. However, the FCC granted MobileMedia interim operating authority to operate transmitters in this last category subject to further action by the FCC.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  On April 8, 1997, the FCC adopted an order commencing an administrative hearing into the qualification of MobileMedia to remain a licensee. The order directed an Administrative Law Judge to take evidence and develop a full factual record on directed issues concerning MobileMedia's filing of false forms and applications. MobileMedia was permitted to operate its licensed facilities and provide service to the public during the pendency of the hearing.

  On June 6, 1997, the FCC issued an order staying the hearing proceeding in order to allow MobileMedia to develop and consummate a plan of reorganization that provides for a change of control of MobileMedia and a permissible transfer of MobileMedia's FCC licenses. The grant of the stay was premised on the availability of an FCC doctrine known as Second Thursday, which provides that, if there is a change of control that meets certain conditions, the regulatory issues designated for administrative hearing will be resolved by the transfer of MobileMedia's FCC licenses to the new owners of MobileMedia and the hearing will not proceed. The stay was originally granted for ten months and was extended by the FCC through October 6, 1998.

  On September 2, 1998, MobileMedia and Arch Communications Group, Inc. ("Arch") filed a joint Second Thursday application. The FCC released an order granting the application on February 5, 1999. The order, which is conditioned on confirmation of the plan and consummation thereof within nine months, expressly terminated the administrative hearing and resolved the issues designated therein. The order denied the parties' request for permanent authority to operate transmitters for which MobileMedia was granted interim authority on January 13, 1997. If the Merger is consummated, Arch must cease operating these facilities within 6 months after the merger. The order also denied the parties' request for a waiver of the spectrum cap (which prohibits narrowband PCS licensees from having ownership interest in more than three channels in any geographic area). Arch must divest any excess channels within 6 months after the merger.

  Prior to the Petition date, five actions allegedly arising under the federal securities laws were filed against MobileMedia and certain of its present and former officers, directors and underwriters in the United States District Court for the District of New Jersey (the "New Jersey District Court"). These actions were subsequently consolidated as In re MobileMedia Securities Litigation, No. 96-5723 (AJL) (the "New Jersey Actions"). A consolidated amended complaint (the "Complaint") was filed on November 21, 1997. The Complaint does not name MobileMedia as a defendant.

  In June 1997, the Debtors initiated an Adversary Proceeding in the Bankruptcy Court to stay the prosecution of the New Jersey Actions. Pursuant to a Stipulation entered into among the Debtors and the plaintiffs in the New Jersey Actions and "So Ordered" by the Bankruptcy Court on October 31, 1997, the plaintiffs in the New Jersey Actions could conduct only limited discovery in connection with the New Jersey Actions and could not file any pleadings, except responses to motions to dismiss, until the earlier of September 30, 1998 and the effective date of a plan of reorganization. On October 21, 1998, the defendents' motion to dismiss the New Jersey Actions filed with the New Jersey District Court on January 16, 1998 was denied.

  In addition to the New Jersey Actions, two lawsuits (together, the "California Actions" and, together with the New Jersey Actions, the "Securities Actions") were filed in September 1997 in the United States District Court for the Northern District of California and the Superior Court of California naming as defendants certain former officers and certain present and former directors of MobileMedia, certain investment entities and the Debtors' independent auditors. None of the Debtors is named as defendant in the California Actions.

  On November 4, 1997, the Debtors commenced an adversary proceeding in the Bankruptcy Court seeking to stay the prosecution of the California Actions against the named defendants. At hearings held on December 10, 1997 and May 29, 1998, the Bankruptcy Court enjoined the plaintiffs in the California Actions until September 15, 1998 from taking certain actions in connection with the California Actions, with certain exceptions.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  The plaintiffs in both the New Jersey Actions and California Actions are currently conducting discovery of MobileMedia in connection with their prosecution of the actions against the named defendants. Following consummation of the Plan of Reorganization, the Company may be subject to discovery in these proceedings.

  Neither the New Jersey Actions nor the California Actions name any of the Debtors as a defendant. However, proofs of claim have been filed against the Debtors by the plaintiffs in the New Jersey Actions, and both the New Jersey Actions and the California Actions may give rise to claims against the Debtors' Directors, Officers and Corporate Liability Insurance Policy. It is anticipated that under any plan of reorganization for MobileMedia these Claims will receive no distributions.

12. Other Investments

  On March 21, 1995, MobileMedia purchased a 33% interest in Abacus Communications Partners, L.P., ("Abacus") a Delaware limited partnership, from Abacus Business Services, Inc. for $1,641. Abacus Communications Partners, L.P. is one of MobileMedia's alphanumeric dispatch services providers. The investment has been accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18. Under the equity method, original investments are recorded at cost and adjusted by MobileMedia's share of undistributed earnings or losses of the purchased company. MobileMedia's share of income (loss) of affiliate, net of distribution, for the years ended December 31, 1996, 1997 and 1998, was $160, $69, and $(87), respectively. On
December 30, 1998 MobileMedia reached an agreement to sell its interest in Abacus to Abacus Exchange Inc. for $1,400 and subsequently completed the sale on January 25, 1999. Accordingly, MobileMedia wrote down its investment in Abacus from $1,612 to $1,400 as of December 31, 1998.

13. Impact of Year 2000 (unaudited)

General

  Computer systems were originally designed to recognize calendar years by the last two digits in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. Any of MobileMedia's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. As a result, in less than two years, the computerized systems (including both information and non-information technology systems) and applications used by MobileMedia will need to be reviewed, evaluated and, if and where necessary, modified or replaced to ensure that all financial, information and operating systems are Year 2000 compliant.

 State of Readiness

  MobileMedia has formed an internal task force comprised of representatives of its various relevant departments to address Year 2000 compliance matters. The task force has undertaken a preliminary review of internal and external areas that are likely to be affected by Year 2000 compliance matters and has classified the various areas as mission critical, important or non-critical/non-important. MobileMedia also expects to hire outside consultants to review MobileMedia's testing methodology and test results, to assess its contingency planning and to provide general oversight relating to Year 2000 compliance matters.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

  With respect to internal matters, MobileMedia has completed a review of its hardware and software to determine whether its business-related applications (including applications relating to distribution, finance, inventories, operations, pager activation, purchasing and sales/marketing) will be Year 2000 compliant. In addition, in the last quarter of 1998, programs designed to identify Year 2000 problems associated with dates embedded in certain business-related files were created and executed to identify any Year 2000 compliance issues. The testing unearthed a few Year 2000 problems all of which have been addressed and retested for Year 2000 readiness. Additional testing took place the first quarter of 1999, which included testing of MobileMedia's financial and human resource software packages. Although the results of these tests are still being analyzed, relatively few Year 2000 problems were identified. There can be no assurance, however, that such testing has detected, or will detect, all compliance issues related to the Year 2000 problem.

  With respect to external matters, MobileMedia has distributed questionnaires and requests for certification to its mission-critical vendors and is in the process of obtaining and reviewing the responses thereto. The questionnaires have requested information concerning embedded technologies of such vendors, the hardware and software applications used by such vendors and the Year 2000 compliance efforts of such vendors relating thereto.

 Estimated Year 2000 Compliance Costs

  MobileMedia has an information technology staff of approximately 68 people that has addressed technical issues relating to Year 2000 compliance matters. Through December 31, 1998, MobileMedia has incurred approximately $50,000 in costs (excluding in-house labor and hardware) in connection with Year 2000 compliance matters. In addition, MobileMedia has purchased upgraded hardware at a cost of approximately $175,000 for use as redundant equipment in testing for Year 2000 problems in an isolated production environment. MobileMedia estimates that it will expend approximately $500,000 on additional hardware, software and other items related to the Year 2000 compliance matters.

  In addition, MobileMedia estimates that it will incur approximately $200,000 in costs relating to Year 2000 remediation efforts for its paging network hardware. MobileMedia also upgraded its paging network hardware during 1998 and plans further upgrades in fiscal year 1999. Such upgrades have not been and are not expected to be purchased solely for remediation of the Year 2000 compliance problems; such upgrades are not themselves expected to have Year 2000 compliance problems.

 Risks Relating to Year 2000 Compliance Matters

  MobileMedia has a goal to become Year 2000 compliant with respect to internal matters during 1999. Although MobileMedia has begun testing of its internal business-related hardware and software applications, there can be no assurances that such testing will detect all applications that may be affected by Year 2000 compliance problems. With respect to external matters, due to the multi-dependent and interdependent issues raised by Year 2000 compliance, including many factors beyond its control, MobileMedia may face the possibility that one or more of its mission-critical vendors, such as its utilities, telephone carriers, equipment manufacturers or satellite carriers, may not be Year 2000 compliant on a timely basis. Because of the unique nature of such vendors, alternate providers may not be available. Finally, MobileMedia does not manufacture any of the pagers, paging-related hardware or network equipment used by MobileMedia or its customers in connection with MobileMedia's paging operations. Although MobileMedia has tested such equipment, it has also relied upon the representations of its vendors with respect to their Year 2000 readiness. MobileMedia can give no assurance as to the accuracy of such vendors' representations.

               MOBILEMEDIA COMMUNICATIONS, INC. AND SUBSIDIARIES

                            (dollars in thousands)

 Contingency Planning

  MobileMedia has begun the process of assessing contingency plans that might be available in the event of either internal or external Year 2000 compliance problems. To this end, MobileMedia's various internal departments have begun to prepare assessments of potential contingency alternatives. The task force will undertake a review of these assessments on a department-by-department basis and on a company-wide basis. MobileMedia intends to complete its contingency planning during the second quarter of 1999.

                                  APPENDIX C

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the merger (using the purchase method of accounting), assuming the closing had occurred on December 31, 1998. Under the purchase method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the effective time of the merger. Income of Arch will not include income (or loss) of MobileMedia prior to the effective time. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 presents the results of operations of Arch and MobileMedia assuming the merger had been effected on January 1, 1998. The unaudited pro forma financial data should be read in conjunction with the notes following the data and the consolidated historical financial statements of Arch and MobileMedia, including the notes, which are included in Appendices A and B.

  The pro forma condensed consolidated financial data is for information purposes only and is not necessarily indicative of the results of future operations of Arch or the actual results that would have been achieved had the merger been consummated during the period indicated. Moreover, the pro forma condensed consolidated financial statements reflect preliminary pro forma adjustments made to combine Arch with MobileMedia utilizing the purchase method of accounting. The actual adjustments will be made as of the effective time and may differ from those reflected in the pro forma financial statements.

  For purposes of presenting these pro forma condensed consolidated financial statements, Arch has assumed the issuance of 122,845,000 shares of Arch's common stock at an aggregate market value of $245.7 million and that none of the rights issued to the stockholders of Arch in connection with the merger are exercised. In the event the market price of Arch's common stock is greater than $2.00 per share, stockholders' equity will increase. In the event the market price of Arch's common stock is less than $2.00 per share, stockholders' equity will decrease.

                        ARCH COMMUNICATIONS GROUP, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               December 31, 1998
                                 (in thousands)

                                                    Pro Forma Adjustments
                             Arch     MobileMedia                                   Pro Forma
                         (Historical) (Historical)    Debits         Credits       Consolidated
                         ------------ ------------  -----------     -----------    ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $   1,633   $     1,218                                   $    2,851
 Accounts receivable
  net...................     30,753        38,942                                       69,695
 Inventories............     10,319         2,192                                       12,511
 Prepaid expenses and
  other.................      8,007        10,378                                       18,385
                          ---------   -----------                                   ----------
   Total current
    assets..............     50,712        52,730                                      103,442
                          ---------   -----------                                   ----------
 Property and
  equipment, net........    219,045       219,642                                      438,687
 Intangible and other
  assets................    634,528       289,082   $   108,249 (1) $   21,117 (1)   1,010,742
                          ---------   -----------                                   ----------
                          $ 904,285   $   561,454                                   $1,552,871
                          =========   ===========                                   ==========
    LIABILITIES AND
  STOCKHOLDER'S EQUITY
Current liabilities:
 Current maturities of
  long-term debt........  $   1,250   $   905,681   $   479,000 (1)                 $    1,250
                                                        426,681 (2)
 Accounts payable.......     25,683        17,113        15,410 (2)                     27,386
 Accrued expenses.......     11,689        66,571        15,932 (2)                     62,328
 Accrued interest.......     20,997        21,271        21,271 (2)                     20,997
 Customer deposits and
  deferred revenue......     15,486        28,554                                       44,040
 Accrued
  restructuring.........     11,909         5,163         5,163 (2) $   10,000 (1)      21,909
                          ---------   -----------                                   ----------
   Total current
    liabilities.........     87,014     1,044,353                                      177,910
                          ---------   -----------                                   ----------
 Long-term debt, less
  current maturities....  1,003,499           --                       312,000 (1)   1,315,499
                          ---------   -----------                                   ----------
 Deferred income
  taxes.................        --          2,655         2,655 (2)                        --
                          ---------   -----------                                   ----------
 Other long-term
  liabilities...........     27,235        68,444        68,444 (2)                     27,235
                          ---------   -----------                                   ----------
Stockholder's equity:
 Preferred stock........          3                                                          3
 Common stock...........        212                                      1,228 (5)       1,440
 Additional paid-in
  capital...............    378,077       676,025       676,025 (3)    245,690 (1)     622,539
                                                          1,228 (5)
 Accumulated deficit....   (591,755)   (1,230,023)       21,117 (1)    555,556 (2)    (591,755)
                                                                       676,025 (3)
                                                                        19,559 (1)
                          ---------   -----------                                   ----------
   Total stockholder's
    equity (deficit)....   (213,463)     (553,998)                                      32,227
                          ---------   -----------                                   ----------
                          $ 904,285   $   561,454                                   $1,552,871
                          =========   ===========                                   ==========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements

                        ARCH COMMUNICATIONS GROUP, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998
                                 (in thousands)

                              Arch     MobileMedia     Pro Forma       Pro Forma
                          (Historical) (Historical)   Adjustments     Consolidated
                          ------------ ------------   -----------     ------------
Service, rental and
 maintenance revenues ..   $  371,154    $423,059     $    (8,454)(4) $   785,759
Products sales..........       42,481      26,622             --           69,103
                           ----------    --------     -----------     -----------
    Total revenues......      413,635     449,681          (8,454)        854,862
Cost of products sold...      (29,953)    (22,162)            --          (52,115)
                           ----------    --------     -----------     -----------
                              383,682     427,519          (8,454)        802,747
                           ----------    --------     -----------     -----------
Operating expenses:
  Service, rental and
   maintenance..........       80,782     111,589          10,800 (5)     194,717
                                                           (8,454)(4)
  Selling...............       49,132      61,106             --          110,238
  General and
   administrative.......      112,181     133,003             --          245,184
  Depreciation and
   amortization.........      221,316     114,903          10,825 (6)     362,723
                                                           15,679 (6)
  Restructuring
   expense..............       14,700         --              --           14,700
  Bankruptcy related
   expense..............          --        8,163 (7)                       8,163
                           ----------    --------     -----------     -----------
    Total operating
     expense............      478,111     428,764          28,850         935,725
                           ----------    --------     -----------     -----------
Operating (loss)........      (94,429)     (1,245)        (37,304)       (132,978)
Interest expense, net...     (104,213)    (53,043)         53,043 (8)    (143,746)
                                                          (39,533)(8)
Gain on sale of assets..          --       94,165             --           94,165
Other expenses..........       (5,689)       (338)            --           (6,027)
                           ----------    --------     -----------     -----------
Income (loss) before
 provision for income
 taxes and extraordinary
 item...................     (204,331)     39,539         (23,794)       (188,586)
Provision for income
 taxes..................          --        3,958             --            3,958
                           ----------    --------     -----------     -----------
Income (loss) before
 extraordinary item.....   $ (204,331)   $ 35,581     $   (23,794)    $  (192,544)
                           ==========    ========     ===========     ===========
Basic/diluted income
 (loss) before
 extraordinary item per
 common share...........   $    (9.78)                                $     (1.35)
                           ==========                                 ===========
Weighted average common
 shares outstanding.....   20,993,192                 122,845,000 (1) 143,838,192
                           ==========                 ===========     ===========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

   NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) To record (i) $312.0 million of additional Arch borrowings necessary to fund its obligations in connection with the MobileMedia Transactions, (ii) the issuance of 122,845,000 shares of Arch Common Stock in the MobileMedia Transactions, having an aggregate value of $245.7 million, (iii) the writeoff of $21.1 million of deferred financing costs associated with the former MobileMedia credit facility and (iv) the excess of purchase price over the assumed fair value of the identifiable assets acquired. The historical book value of the tangible and intangible assets of MobileMedia was assumed to approximate fair value. The excess of purchase price over the assumed fair value of identifiable assets acquired is calculated as follows:

                                                                (in thousands)
Consideration exchanged:
  Payments to secured creditors................................    $479,000
  Assumed fair value of shares issued to unsecured creditors...      28,690
                                                                   --------
                                                                    507,690
  Liabilities assumed:
    Administrative costs.......................................      25,000(a)
    Other......................................................      80,896(b)
                                                                   --------
  Total consideration exchanged................................     613,586
  Transaction costs............................................      25,000(c)
  Restructuring reserve........................................      10,000(d)
                                                                   --------
  Total purchase price.........................................     648,586
Less fair value of tangible and intangible net assets
 acquired......................................................     540,337
                                                                   --------
Excess of purchase price over tangible and intangible net
 assets acquired...............................................    $108,249
                                                                   ========

   --------

   (a) Consists of payments to certain of MobileMedia's creditors.

   (b) This amount relates to operating liabilities such as accounts payable, accrued expenses and advance billings which Arch will assume in the MobileMedia Transactions.

   (c) This amount includes legal, investment banking, financing, accounting and other costs incurred by Arch to consummate the MobileMedia Transactions and the Offering.

   (d) Consists of severance costs related primarily to duplicative general and administrative functions at the corporate, regional and market levels of MobileMedia, such as technical, marketing, finance and other support functions. These terminations will occur as the operations of MobileMedia are integrated into those of Arch and are based on management's preliminary review of synergies that exist between the companies. This analysis will be finalized after consummation of the MobileMedia Transactions and may result in additional amounts to be reserved.

(2) To eliminate liabilities of MobileMedia which (i) Arch will not assume,
    (ii) will be satisfied in cash or (iii) will be exchanged for Arch Common Stock.

(3) To eliminate MobileMedia equity balances.

(4) To eliminate revenues and expenses between Arch and MobileMedia.

(5) This entry records the incremental rental expense for the use of transmitter space on certain transmission towers that were sold and leased back in the MobileMedia Tower Sale (as defined herein).

(6) To record the amortization on the excess of purchase price over the tangible and intangible assets acquired, calculated on a straight-line basis over 10 years in the amount of $10.8 million for the year ended December 31, 1998. The actual amortization recorded upon consummation of the MobileMedia Transactions may differ from this amount due to changes in the price of Arch Common Stock at the Effective Time as well as full allocation of purchase price to assets and liabilities assumed pursuant to APB No. 16. The amortization related to the $268.0 million assumed fair value of intangible assets, consisting primarily of FCC licenses and customer lists with assumed fair values of $244.6 million and

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--
                                  (CONTINUED)

    $21.5 million, respectively, has already been provided in the historical financial statements of MobileMedia. The MobileMedia historical amortization was adjusted by $15.7 million for the year ended December 31, 1998 to conform MobileMedia's 25 year estimated useful life of FCC licenses to Arch's 10 year estimated useful life. The estimated useful life of the customer lists was assumed to be 3 years.

(7) These costs represent incremental third-party legal, accounting and financial advisory fees and expenses incurred by MobileMedia related to its administration of bankruptcy proceedings which are non-recurring, less a $10.5 million reduction of liabilities subject to compromise.

(8) To remove the interest expense associated with the various MobileMedia credit facilities and notes eliminated pursuant to the Reorganization Plan and to record the interest associated with the additional Arch borrowings used to fund the MobileMedia Transactions. Interest was calculated assuming a 11% rate on $172.2 million of additional bank borrowings and a 14 3/4% rate on $139.8 million of the Notes. Interest expense would be $39.1 million and $39.9 million for the year ended December 31, 1998 if the assumed interest rates were to decrease or increase 1/8 of a percent, respectively.